Exhibit 99.1

TELESAT CANADA

Quarterly Report

For the Three and Six Month Periods Ended June 30, 2010

i

PART I.                      FINANCIAL INFORMATION

Item 1.	Financial Statements

TELESAT HOLDINGS INC.
CONSOLIDATED STATEMENTS OF EARNINGS (LOSS)
FOR THE PERIOD ENDED JUNE 30		Three months		Six months

(in thousands of Canadian dollars) (unaudited)	Notes	2010	2009	2010	2009
Operating revenues
Service revenues		200,700	197,438	396,525	396,244
Equipment sales revenues		4,629	3,744	8,041	8,988
Total operating revenues	(2)	205,329	201,182	404,566	405,232

Amortization		62,609	63,600	124,979	124,873
Operations and administration		45,371	59,259	94,659	117,498
Cost of equipment sales		3,699	4,034	6,468	8,416
Total operating expenses		111,679	126,893	226,106	250,787
Earnings from operations		93,650	74,289	178,460	154,445
Interest expense		(63,978)	(66,729)	(129,819)	(137,799)
Gain (loss) on changes in fair value of financial instruments		44,151	(94,508)	3,788	(36,581)
Gain (loss) on foreign exchange		(147,891)	288,551	(34,502)	187,685
Other expense		(961)	(1,165)	(1,308)	(2,143)
Earnings (loss) before income taxes		(75,029)	200,438	16,619	165,607
Income tax recovery (expense)	(3)	2,701	(13,392)	(8,821)	(17,647
Net earnings (loss)		(72,328)	187,046	7,798	147,960
Net earnings (loss) applicable to common shares		(72,328)	187,046	7,798	147,960

See accompanying notes to the consolidated financial statements

TELESAT HOLDINGS INC.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)
FOR THE PERIOD ENDED JUNE 30	Three months		Six months

(in thousands of Canadian dollars) (unaudited)	2010	2009	2010	2009

Net earnings (loss)	(72,328)	187,046	7,798	147,960
Other comprehensive income (loss):
Unrealized foreign currency translation losses
of self sustaining foreign operations net of related taxes	165	3,721	(419)	3,088
Comprehensive income (loss)	(72,163)	190,767	7,379	151,048

See accompanying notes to the consolidated financial statements

TELESAT HOLDINGS INC.
CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

(in thousands of Canadian dollars) (unaudited)	Common shares	Preferred shares	Accumulated deficit	Accumulated other comprehensive loss	Accumulated deficit and accumulated other comprehensive loss	Contributed surplus	Total shareholders' equity

Balance at January 1, 2010	756,414	541,764	(412,389)	(7,422)	(419,811)	11,097	889,464
Stock-based compensation	-	-	-	-	-	2,803	2,803
Net earnings	-	-	7,798	-	7,798	-	7,798
Dividends declared on preferred shares	-	-	(20)	-	(20)	-	(20)
Unrealized foreign currency translation losses on translation of self sustaining
foreign operations	-	-	-	(419)	(419)	-	(419)
Balance at June 30, 2010	756,414	541,764	(404,611)	(7,841)	(412,452)	13,900	899,626

Balance at January 1, 2009	756,414	541,764	(826,452)	(7,742)	(834,194)	5,448	469,432
Stock based compensation	-	-	-	-	-	3,068	3,068
Net earnings	-	-	147,960	-	147,960	-	147,960
Unrealized foreign currency translation losses on translation of self-sustaining
foreign operations	-	-	-	3,088	3,088	-	3,088
Balance at June 30, 2009	756,414	541,764	(678,492)	(4,654)	(683,146)	8,516	623,548

See accompanying notes to the consolidated financial statements

TELESAT HOLDINGS INC.
CONSOLIDATED BALANCE SHEETS

		June 30,	December 31,
(in thousands of Canadian dollars) (unaudited)	Notes	2010	2009

Assets
Current assets
Cash and cash equivalents		196,161	154,189
Accounts receivable		51,139	70,203
Current future tax asset		2,384	2,184
Other current assets		32,915	29,018
Total current assets		282,599	255,594
Satellites, property and other equipment, net	(2)	1,959,703	1,926,190
Other long-term assets		40,889	41,010
Intangible assets, net	(2)	486,142	510,675
Goodwill		2,446,603	2,446,603
Total assets		5,215,936	5,180,072

Liabilities
Current liabilities
Accounts payable and accrued liabilities		73,569	43,413
Other current liabilities		131,827	127,704
Debt due within one year		28,476	23,602
Total current liabilities		233,872	194,719
Debt financing		3,029,065	3,013,738
Future tax liability		276,373	269,193
Other long-term liabilities		635,565	671,523
Senior preferred shares		141,435	141,435
Total liabilities		4,316,310	4,290,608

Shareholders' equity
Common shares (74,252,460 common shares issued and outstanding)		756,414	756,414
Preferred shares		541,764	541,764
		1,298,178	1,298,178
Accumulated deficit		(404,611)	(412,389)
Accumulated other comprehensive loss		(7,841)	(7,422)
		(412,452)	(419,811)
Contributed surplus		13,900	11,097
Total shareholders' equity		899,626	889,464
Total liabilities and shareholders' equity		5,215,936	5,180,072

See accompanying notes to the consolidated financial statements

TELESAT HOLDINGS INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE PERIOD ENDED JUNE 30		Three months		Six months

(in thousands of Canadian dollars) (unaudited)	Notes	2010	2009	2010	2009
Cash flows from (used in) operating activities
Net earnings (loss)		(72,328)	187,046	7,798	147,960
Adjustments to reconcile net earnings (loss) to cash flows from operating activities:
Amortization		62,609	63,600	124,979	124,873
Future income taxes		(3,546)	18,598	6,836	20,445
Unrealized foreign exchange (gain) loss		149,145	(286,509)	30,918	(185,780)
Unrealized loss (gain) on derivatives		(43,843)	96,890	(2,073)	43,035
Dividends on senior preferred shares		3,438	3,215	6,927	6,925
Stock-based compensation expense		1,394	1,492	2,803	3,068
(Gain) loss on disposal of assets		(1)	3,450	27	3,605
Other		(6,407)	(8,195)	(12,426)	(18,259)
Customer prepayments on future satellite services		-	-	13,056	3,309
Changes in operating assets and liabilities	(4)	(49,036)	(53,489)	(23,620)	(22,121)
		41,425	26,098	155,225	127,060
Cash flows from (used in) investing activities
Satellite programs		(64,038)	(30,878)	(96,345)	(121,180)
Property additions		(2,157)	(1,418)	(3,731)	(3,032)
Proceeds on disposals of assets		2	522	5,976	525
		(66,193)	(31,774)	(94,100)	(123,687)
Cash flows from (used in) financing activities
Debt financing and bank loans		-	23,880	-	23,880
Repayment of bank loans and debt financing		(7,648)	(29,706)	(14,983)	(38,461)
Dividends paid on preferred shares		(20)	-	(20)	-
Capital lease payments		(805)	(1,078)	(1,614)	(3,514)
Satellite performance incentive payments		(886)	(1,765)	(2,868)	(2,987)
		(9,359)	(8,669)	(19,485)	(21,082)

Effect of changes in exchange rates on cash and cash equivalents		606	(633)	332	(34)
Increase (decrease) in cash and cash equivalents		(33,521)	(14,978)	41,972	(17,743)
Cash and cash equivalents, beginning of period		229,682	95,774	154,189	98,539
Cash and cash equivalents, end of period	(4)	196,161	80,796	196,161	80,796
Supplemental disclosure of cash flow information
Interest paid		110,243	118,852	145,324	165,156
Income taxes paid		1,079	1,323	1,627	3,995
		111,322	120,175	146,951	169,151

See accompanying notes to the consolidated financial statements

TELESAT HOLDINGS INC.
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(all amounts in thousands of Canadian dollars, except number of shares and where noted)
(unaudited)

1.      Summary of significant accounting policies

Telesat Holdings Inc. (“the Company”) has prepared the unaudited interim consolidated financial statements in accordance with Canadian generally accepted accounting principles (“GAAP”) applicable to interim consolidated financial statements. These financial statements should be read in conjunction with the December 31, 2009 consolidated financial statements and use the same basis of presentation and accounting policies as outlined in notes 1 and 2 to the consolidated financial statements for the year ended December 31, 2009. The results of operations for the three and six months ended June 30, 2010 and 2009 are not necessarily indicative of the results that may be expected for a full fiscal year.

Future Accounting Policies

The Canadian Institute of Chartered Accountants’ Accounting Standards Board confirmed in February 2008 that International Financial Reporting Standards (“IFRS”) will replace Canadian GAAP for publicly accountable enterprises for financial reporting periods beginning on or after January 1, 2011.  IFRS is premised on a conceptual framework similar to Canadian GAAP. However, significant differences exist in certain matters of recognition, measurement and disclosure.  The Company will adopt IFRS with a transition date of January 1, 2010 and will be required to report using the IFRS standards effective for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. While the adoption of IFRS will not change the cash flows generated by the Company, it will result in changes to the reported financial position and results of operations of the Company, the effects of which may be material.

2.      Segmented information

The Company operates in a single industry segment, in which it provides satellite-based services to broadcast, enterprise and consulting customers around the world.

Revenues are derived from the following service lines:

	Three Months Ended June 30		Six Months Ended June 30
	2010	2009	2010	2009
Broadcast	116,228	102,944	228,793	208,895
Enterprise	81,412	91,392	161,651	181,895
Consulting and Other	7,689	6,846	14,122	14,442
Total operating revenues	205,329	201,182	404,566	405,232

Geographic Information

	Three Months Ended June 30		Six Months Ended June 30
	2010	2009	2010	2009
Canada	104,156	98,883	209,110	201,273
United States	66,726	65,159	128,232	133,443
Europe, Middle East & Africa	19,343	16,518	37,891	31,848
Asia & Australia	3,771	8,273	7,303	16,560
Latin America & Caribbean	11,333	12,349	22,030	22,108
Total operating revenues	205,329	201,182	404,566	405,232

TELESAT HOLDINGS INC.
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(all amounts in thousands of Canadian dollars, except number of shares and where noted)
(unaudited)

Satellites, property and other equipment	June 30, 2010	December 31, 2009
Canada	1,443,836	1,448,111
United States	507,946	469,508
All others	7,921	8,571
Total satellites, property and other equipment	1,959,703	1,926,190

Intangibles	June 30, 2010	December 31, 2009
Canada	468,401	492,435
United States	14,911	15,505
All others	2,830	2,735
Total intangible assets	486,142	510,675

Goodwill was not allocated to geographic regions in any of the periods.

3.    Income tax expense

A reconciliation of the statutory income tax rate, which is a composite of federal and provincial rates, to the effective income tax rate is as follows:

	Three Months Ended June 30				Six Months Ended June 30
	2010		2009		2010		2009
Statutory income tax rate	30.5%		32.5%		30.5%		32.5%
Permanent differences	( 16.4	% )	( 11.9	% )	31.3%		( 9.3	% )
Effect of future tax rates on temporary differences	( 3.1	% )	( 2.7	% )	( 7.8	% )	( 3.1	% )
Change in valuation allowance	( 11.5	% )	( 14.7	% )	10.8%		(14.3	% )
Other	4.1%		3.5%		( 11.7	% )	4.9%
Effective income tax rate	3.6%		6.7%		53.1%		10.7%

The components of the income tax expense are as follows:

	Three Months Ended June 30		Six Months Ended June 30
	2010	2009	2010	2009
Current	845	(5,206)	1,985	(2,798)
Future	(3,546)	18,598	6,836	20,445
Total income tax (recovery) expense	(2,701)	13,392	8,821	17,647

TELESAT HOLDINGS INC.
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(all amounts in thousands of Canadian dollars, except number of shares and where noted)
(unaudited)

4.      Cash flow information

			June 30,	June 30,
			2010	2009

Cash and cash equivalents is comprised of:
Cash			135,583	36,018
Short term investments, original maturity 90 days or less			60,578	44,778
			196,161	80,796

	Three Months Ended June 30		Six Months Ended June 30
	2010	2009	2010	2009

Changes in operating assets and liabilities are comprised of:
Accounts and notes receivable	1,667	(8,023)	20,106	4,016
Other assets	(325)	12,348	(6,302)	6,382
Accounts payable and accrued liabilities	(2,856)	(49,953)	(3,267)	(16,726)
Other liabilities	(47,522)	(7,861)	(34,157)	(15,793)
	(49,036)	(53,489)	(23,620)	(22,121)

Non-cash investing and financing activities are comprised of:
Purchase of satellites, property and other equipment	17,768	651	35,865	1,706

5.      Financial instruments

Fair value

Carrying value approximates fair value for the Company’s financial assets and liabilities, with the exception of the Company’s debt financing and other liabilities, whose carrying and fair values were as follows:

	June 30, 2010		December 31, 2009
	Carrying	Fair	Carrying	Fair
	value	value	value	value

Debt financing	3,057,541	3,116,114	3,037,340	3,104,151
Other financial liabilities (short and long-term)	274,353	281,176	291,412	322,187
	3,331,894	3,397,290	3,328,752	3,426,338

The fair value of the debt financing is based on transactions and quotations from third parties excluding financing charges and considering market interest rates.

The Company has exposure to market risk, credit risk, foreign exchange risk, and liquidity risk from its use of financial instruments. Only material changes in exposure to these risks from the 2009 annual audited consolidated financial statements have been disclosed in these interim unaudited consolidated financial statements. Refer to note 18 in the 2009 annual consolidated financial statements for more details on the Company’s exposure to these risks.

TELESAT HOLDINGS INC.
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(all amounts in thousands of Canadian dollars, except number of shares and where noted)
(unaudited)

The fair value of the Company’s derivative assets and liabilities were as follows:

June 30, 2010	Current assets	Non-current assets	Current liabilities	Non-current liabilities	Total
Cross currency basis swap	-	-	-	(125,428) )	(125,428) )
Interest rate swaps	-	-	(8,946) )	(48,853) )	(57,799) )
Forward foreign exchange contracts	-	-	-	-	-
	-	-	(8,946) )	(174,281) )	(183,227) )

December 31, 2009	Current assets	Non-current assets	Current liabilities	Non-current liabilities	Total
Cross currency basis swap	-	-	-	(137,106) )	(137,106) )
Interest rate swaps	-	-	(6,020) )	(41,724) )	(47,744)
Forward foreign exchange contracts	-	-	(436) )	-	(436) )
	-	-	(6,456) )	(178,830) )	(185,286) )

Reconciliation of net fair value of derivative assets and liabilities

Opening net fair value, December 31, 2009	(185,286)
Unrealized derivative gains/ (losses)	2,073
Realized derivative gains/ (losses) on:
Cross currency basis swap	589
Interest rate swaps	-
Forward foreign exchange contracts	1,126
Impact of foreign exchange	(1,729)
Net fair value, June 30, 2010	(183,227)

Credit risk

Financial instruments that potentially subject the Company to a concentration of credit risk consist of cash and cash equivalents, short term investments, derivative assets, other assets and accounts receivable.  At June 30, 2010, the maximum exposure to credit risk is equal to the carrying value of our financial assets, $259.9 million (December 31, 2009 - $237.2 million).

At June 30, 2010, North American and International customers made up 42% and 58% of the outstanding trade receivables balance, respectively.

Anticipated bad debt losses have been provided for in the allowance for doubtful accounts.  The allowance for doubtful accounts at June 30, 2010 was $8.2 million (December 31, 2009 - $8.7 million).

Foreign exchange risk

The Company’s operating results are subject to fluctuations as a result of exchange rate variations to the extent that transactions are made in currencies other than Canadian dollars.  The most significant impact of variations in the exchange rate is on the U.S. dollar denominated debt financing. At June 30, 2010, approximately $2,945 million of the $3,125 million total debt financing (before the netting of debt issuance costs) is the Canadian dollar equivalent of the U.S. dollar denominated portion of the debt.

The Company has entered into a cross currency basis swap to economically hedge the foreign currency risk on a portion of its U.S. dollar denominated debt.   At June 30, 2010, the Company had a cross currency basis swap of $1,194 million (December 31, 2009 - $1,200 million) which requires the Company to pay Canadian dollars to receive US $1,028 million (December 31, 2009 – U.S. $1,033 million).  At June 30, 2010, the fair value of this derivative contract was a liability of $125.4 million (December 31, 2009 – liability of $137.1 million).  Any non-cash gain/loss will remain unrealized until the contract is settled.  This contract is due on October 31, 2014.

TELESAT HOLDINGS INC.
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(all amounts in thousands of Canadian dollars, except number of shares and where noted)
(unaudited)

The Company’s main currency exposures as at June 30, 2010 lie in its U.S. dollar denominated cash and cash equivalents, accounts receivable, accounts payable and debt financing.

As at June 30, 2010, a 5 percent increase (decrease) in the Canadian dollar against the U.S. dollar, relating to financial instruments, would have increased (decreased) the Company’s net earnings by approximately $162.0 million and increased (decreased) other comprehensive income by $2.0 million.  This analysis assumes that all other variables, in particular interest rates, remain constant.

Interest rate risk

The Company is exposed to interest rate risk on its cash and cash equivalents and its long-term debt which is primarily variable rate financing.  Changes in the interest rates could impact the amount of interest the Company is required to pay.  The Company uses interest rate swaps to economically hedge the interest rate risk related to variable rate debt financing.  At June 30, 2010, the fair value of these derivative contract liabilities was a liability of $57.8 million (December 31, 2009 – liability of $47.8 million).  This non-cash loss will remain unrealized until the contracts are settled.  These contracts mature on various dates between October 31, 2010 and October 31, 2014.

If the interest rates on the unhedged variable rate debt changed by 0.25% this would result in a change in the net earnings of approximately $0.6 million  and $1.2 million for the three months and six months ended June 30, 2010.

Liquidity risk

The Company maintains credit facilities to ensure it has sufficient available funds to meet current and foreseeable financial requirements.  The following are the contractual maturities of financial liabilities as at June 30, 2010:

	Carrying amount	Contractual cash flows (undiscounted)	2010	2011	2012	2013	2014	After 2014
Accounts payable and
accrued liabilities	73,569	73,569	73,569	-	-	-	-	-
Customer and other
deposits	5,531	5,531	2,672	2,859	-	-	-	-
Other liabilities	125,555	164,071	29,789	30,295	13,891	13,813	13,139	63,144
Long-term debt	3,146,632	4,081,984	111,914	291,705	277,498	195,392	2,069,601	1,135,874
Interest rate swaps	57,799	99,625	20,603	33,457	16,113	12,069	13,383	-
Basis swap	125,428	67,853	8,006	15,775	15,663	15,470	12,939	-
	3,534,514	4,492,633	246,553	374,091	323,165	240,744	2,109,062	1,199,018

TELESAT HOLDINGS INC.
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(all amounts in thousands of Canadian dollars, except number of shares and where noted)
(unaudited)

6.      Employee benefit plans

The net benefit expense included in operations and administration expense consisted of:

	Three Months Ended June 30
	Telesat Canada				Skynet
	Pension Benefits		Other Benefits		Other Benefits
	2010	2009	2010	2009	2010	2009

Current service cost	657	491	58	65	-	-
Interest cost	2,417	2,367	203	234	109	158
Expected return on plan assets	(2,558)	(2,503)	-	-	-	-
Amortization of actuarial losses (gains)	21	(382)	(51)	123	(16)
Net benefit plans cost	537	(27)	210	422	93	158

	Six Months Ended June 30
	Telesat Canada				Skynet
	Pension Benefits		Other Benefits		Other Benefits
	2010	2009	2010	2009	2010	2009

Current service cost	1,315	982	116	130	-	-
Interest cost	4,833	4,735	405	468	221	323
Expected return on plan assets	(5,116)	(5,006)	-	-	-	-
Amortization of actuarial losses (gains)	41	(764)	(102)	246	(33)
Net benefit plans cost	1,073	(53)	419	844	188	323

7.      Commitments and contingencies

The Company has commitments, contingencies and guarantees as described in note 21 to the 2009 annual consolidated financial statements. The significant commitments entered into during the quarter include commitments for future capital expenditures and other future purchases, including launch services.

In the first half of 2010, we entered into launch insurance contracts for Telstar 14R and Nimiq 6 as well as launch services contracts for Nimiq 6 and Anik G1. We also entered into a construction contract for Anik G1.  As at June 30, 2010, purchase commitments related to these satellite program contracts for the years 2010, 2011 and 2012 amount to $45.0 million, $182.5 million and $131.0 million, respectively, for a total of $358.5 million. These commitments will be settled in U.S. dollars.

The Company has agreements with various customers for prepaid revenues on several satellites which take effect on final acceptance of the spacecraft.  The Company is responsible for operating and controlling these satellites. Total deposits as at June 30, 2010 amount to $353.6 million (December 31, 2009 - $358.4 million), are refundable under certain circumstances, and are reflected in other liabilities, both current and long-term.

TELESAT HOLDINGS INC.
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(all amounts in thousands of Canadian dollars, except number of shares and where noted)
(unaudited)

In the normal course of business, the Company has executed agreements that provide for indemnification and guarantees to counterparties in various transactions.  These indemnification undertakings and guarantees may require the Company to compensate the counterparties for costs and losses incurred as a result of certain events including, without limitation, loss or damage to property, change in the interpretation of laws and regulations (including tax legislation), claims that may arise while providing services, or as a result of litigation that may be suffered by the counterparties.

The nature of substantially all of the indemnification undertakings prevents the Company from making a reasonable estimate of the maximum potential amount the Company could be required to pay counterparties as the agreements do not specify a maximum amount and the amounts are dependent upon the outcome of future contingent events, the nature and likelihood of which cannot be determined at this time.  Historically, the Company has not made any significant payments under such indemnifications.

8.      Reconciliation to accounting principles generally accepted in the United States of America (“U.S. GAAP”)

The Company has prepared these consolidated financial statements according to Canadian GAAP.  The following tables are a reconciliation of differences relating to the statement of earnings (loss), and total shareholders’ equity reported according to Canadian GAAP and U.S. GAAP.

	Three Months Ended June 30		Six Months Ended June 30
Reconciliation of net earnings (loss)	2010	2009	2010	2009
Canadian GAAP – Net earnings (loss)	(72,328)	187,046	7,798	147,960
(Loss) Gains on embedded derivatives (a)	7,491	(21,538)	3,066	(20,483)
Sales type lease – operating lease for U.S. GAAP (b)	-	-	-	1,514
Capital lease – operating lease for U.S. GAAP (b)	-	-	-	(1,567)
Lease amendments (c)	30	83	63	100
Dividends on senior preferred shares (d)	3,438	3,215	6,927	6,925
Tax effect of above adjustments (e)	(1,904)	6,066	(829)	5,796
Uncertainty in income taxes (f)	(595)	(2,530)	(873)	(6,742)
U.S. GAAP – Net earnings (loss)	(63,868)	172,342	16,152	133,503

Other comprehensive earnings (loss) items:
Change in currency translation adjustment	164	3,721	(346)	3,088
Net benefit plans cost(g)
Net actuarial (losses) gains	(23)	(34)	(46)	2,269
U.S. GAAP – Comprehensive earnings (loss)	(63,727)	176,029	15,760	138,860

	June 30,	December 31,
Accumulated other comprehensive loss	2010	2009
Cumulative translation adjustment, net of tax	(7,874)	(7,528)
Net benefit plans cost(g)
Net actuarial losses, net of taxes	(10,587)	(10,541)
Accumulated other comprehensive loss	(18,461)	(18,069)

TELESAT HOLDINGS INC.
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(all amounts in thousands of Canadian dollars, except number of shares and where noted)
(unaudited)

Reconciliation of total shareholders’ equity	June 30, 2010	December 31, 2009

Canadian GAAP	899,626	889,464
Adjustments
(Losses) gains on embedded derivatives (a)	(11,522)	(14,588)
Net actuarial gains (losses)(g)	(10,587)	(10,541)
Sales type lease – operating lease for U.S. GAAP (b)	23,070	23,070
Capital lease – operating lease for U.S. GAAP (b)	(9,229)	(9,229)
Lease amendments (c)	(482)	(619)
Tax effect of above adjustments (e)	1,195	2,024
Uncertainty in income taxes (f)	(18,448)	(17,576)
U.S. GAAP	873,623	862,005

Description of United States GAAP adjustments:

(a) Derivatives and embedded derivatives

Embedded derivatives
The accounting for derivative instruments and hedging activities under Canadian GAAP is now substantially harmonized with U.S. GAAP, with the exception of the accounting for certain embedded derivatives.  Under U.S. GAAP, an embedded foreign currency derivative in a host contract that is not a financial instrument must be separated and recorded on the balance sheet unless the currency in which payments are to be paid or received is: i) either the functional currency of either party to the contract or ii) the currency that the price of the related good or service is routinely denominated in commercial transactions around the world (typically referring to a traded commodity).  The same applies to an embedded foreign currency derivative in a host contract under Canadian GAAP except that the entity  has the option, as a matter of accounting policy, to account for the embedded foreign currency derivative in a host contract as a single instrument providing certain criteria are met.  One of these criteria is that the payments to be paid or received are in a currency that is commonly used in contracts to purchase or sell such non-financial items in the economic environment in which the transaction takes place.  This option under Canadian GAAP results in embedded derivatives that must be recorded separately under U.S. GAAP to not have to be separately recorded and disclosed under Canadian GAAP.  The additional option loosens the more stringent U.S. GAAP requirement that the currency be one in which such commercial transactions are denominated around the world to be one that is commonly used in the economic environment in which the transaction takes place.

In accordance with U.S. GAAP, all derivative instruments embedded in contracts are recorded on the balance sheet at fair value.  The Company denominates many of its long-term international purchase contracts in U.S. dollars resulting in embedded derivatives.  This exposure to the U.S. dollar is partially offset by revenue contracts that are also denominated in U.S. dollars.  For Canadian GAAP, the Company has elected to account for such contracts as single instruments (as explained above), resulting in a U.S. GAAP reconciling item.  At June 30, 2010, the estimated fair value of assets resulting from embedded derivatives is $23.0 million (December 31, 2009 - $20.0 million).

The impact on the statement of earnings of changes in the fair value of these embedded derivatives is reflected as a gain in the U.S. GAAP reconciliation note of $7.5 million and $3.0 million, respectively, for the three and six months ended June 30, 2010 and as a loss of $21.5 million and $20.5 million, respectively, for the three and six months ended June 30, 2009.

(b) Sales-type and capital leases
Under U.S. GAAP, if the beginning of a lease term falls within the last 25% of a leased asset’s total estimated economic life; then it can only be classified as a capital lease if the lease transfers ownership at the end of the lease term or there is a bargain purchase option.  This exception does not exist under Canadian GAAP, therefore certain leases are reported as a capital lease and sales-type lease respectively under Canadian GAAP, and as operating leases for U.S. GAAP as the limited capital lease criteria were not met.

TELESAT HOLDINGS INC.
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(all amounts in thousands of Canadian dollars, except number of shares and where noted)
(unaudited)

(c) Lease amendments
Under Canadian GAAP, when amendments to the provisions of a capital lease agreement result in a change in lease classification from a capital lease to an operating lease, the gain or loss that results from removing the capital lease from the balance sheet is immediately recognized in the statement of earnings.  Under U.S. GAAP, if removing the capital lease from the balance sheet results in a loss it is recognized over the remaining term of the lease.  Therefore, an adjustment has been made to defer the gain that has been recognized under Canadian GAAP.

(d)  Senior preferred shares
In accordance with U.S. GAAP, the senior preferred shares are classified outside of permanent equity as they are redeemable at the option of the holder.  These senior preferred shares are classified as liabilities under Canadian GAAP.  This results in a U.S. GAAP reconciling item to reflect the different classification. As a result of this change in classification, the amounts are treated as dividends for U.S. GAAP and interest expense for Canadian GAAP.

(e) Income taxes
The income tax adjustment reflects the impact the U.S. GAAP adjustments described above have on income taxes.  Included in the figures presented in the table above is the effect of tax rate changes applied to the accumulated gains and losses on embedded derivatives and to certain lease transactions classified as operating leases as discussed above.

The impact on the statement of earnings of the income tax adjustment for the three and six months ended June 30, 2010 is an expense of $1.9 million and $0.8 million, respectively. For the three and six months ended June 30, 2009, the impact was a recovery of $6.1 million and $5.8 million, respectively.

(f) Uncertainty in income taxes
Effective January 1, 2007, the Company adopted the recognition requirements of the Financial Accounting Standards Board (“FASB”) issued Interpretation No. 48 (FIN 48), Accounting for Uncertainty in Income Taxes, an interpretation of FAS 109.  FIN 48, which has been primarily codified into FASB Accounting Standards Codification (“ASC”) Topic 740, Income Taxes, provides specific guidance on the recognition, de-recognition and measurement of income tax positions in financial statements, including the accrual of related interest and penalties recorded in interest expense.  An income tax position is recognized when it is more likely than not that it will be sustained upon examination based on its technical merits, and is measured as the largest amount that is greater than 50% likely of being realized upon ultimate settlement.  Under Canadian GAAP, significant differences may arise as the Company recognizes and measures income tax positions, based on the best estimate of the amount that is more likely than not of being realized.

(g) Net benefit plans cost
Effective December 31, 2006, the Company adopted the recognition requirements of Statement of Financial Accounting Standards (SFAS) No. 158, Employers’ Accounting for Defined Benefit Pension and Other Post Retirement Plans, on a prospective basis.  SFAS No. 158 has been primarily codified into ASC 715, Compensation.

This standard requires that the Company recognize the funded status of benefit plans on the balance sheet as well as recognize as a component of other comprehensive income, net of tax, the actuarial losses and transitional asset and obligation.  Amounts recognized in accumulated other comprehensive income are adjusted as they are subsequently recognized as components of net periodic benefit cost.

At June 30, 2010, the balance sheet was adjusted such that actuarial losses and the transitional asset and obligation that have not yet been included in net benefit plans cost at December 31, 2009 were recognized as components of accumulated other comprehensive loss, net of tax.  The adjustment at June 30, 2010 resulted in a nominal decrease in accumulated other comprehensive loss, net of tax of $nil (June 30, 2009 – a decrease of $2.3 million in accumulated other comprehensive loss, net of tax of $0.9 million).

Transaction costs on long-term debt
Under Canadian GAAP, transaction costs of $67.4 million (December 31, 2009 - $73.1 million) related to the issuance of long-term debt are netted against the long-term debt.  Under U.S. GAAP these costs are recognized as deferred charges.  This results in a U.S. GAAP reconciling item to reflect the different classification on the balance sheet.

Statement of cash flows
There are no material differences in the consolidated statement of cash flows under U.S. GAAP other than the impact of the items identified above.

TELESAT HOLDINGS INC.
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(all amounts in thousands of Canadian dollars, except number of shares and where noted)
(unaudited)

9.      Condensed consolidating financial information

The 11.0% Senior notes and the 12.5% Senior subordinated notes were co-issued by Telesat LLC and Telesat Canada, (“the Issuers”) which are 100% owned subsidiaries of Telesat Holdings, and were guaranteed fully and unconditionally, on a joint and several basis, by Telesat Holdings and certain of its subsidiaries.

The condensed consolidating financial information below for the three and six months ended June 30, 2010 and the three and six months ended June 30, 2009 is presented pursuant to Article 3-10(d) of Regulation S-X.   The information presented consists of the operations of Telesat Holdings. Telesat Holdings primarily holds investments in subsidiaries and equity.  Telesat LLC is a financing subsidiary that has no assets, liabilities or operations.

The condensed consolidating financial information reflects the investments of Telesat Holdings in the Issuers, of the Issuers in their respective Guarantor and Non-Guarantor subsidiaries and of the Guarantors in their Non-Guarantor subsidiaries using the equity method.

TELESAT HOLDINGS INC.
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(all amounts in thousands of Canadian dollars, except number of shares and where noted)
(unaudited)

Condensed Consolidating Statement of Earnings (Loss)
For the six months ended June 30, 2010

	Telesat Holdings	Telesat LLC	Telesat Canada	Guarantor Subsidiaries	Non-guarantor Subsidiaries	Adjustments	Consolidated
Operating revenues
Service revenues	-	-	363,306	42,731	12,321	(21,833)	396,525
Equipment sales revenues	-	-	3,013	5,081	-	(53)	8,041
Total operating revenues	-	-	366,319	47,812	12,321	(21,886)	404,566
Amortization	-	-	97,631	25,302	2,046	-	124,979
Operations and administration	-	-	72,265	34,754	9,473	(21,833)	94,659
Cost of equipment sales	-	-	2,711	3,810	-	(53)	6,468
Total operating expenses	-	-	172,607	63,866	11,519	(21,886)	226,106
Earnings (loss) from operations	-	-	193,712	(16,054)	802	-	178,460
Income (loss) from equity investments	14,725	-	(20,022)	(22,357)	-	27,654	-
Interest expense	(6,927)	-	(122,013)	30	(909)	-	(129,819)
(Loss) gain on changes in fair value of financial instruments	-	-	3,788	-	-	-	3,788
Gain (loss) on foreign exchange	-	-	(31,696)	(4,899)	2,093	-	(34,502)
Other income (expense)	-	-	(1,970)	657	5	-	(1,308)
Earnings (loss) before income taxes	7,798	-	21,799	(42,623)	1,991	27,654	16,619
Income tax recovery (expense)	-	-	(7,074)	(1,948)	201	-	(8,821)
Net earnings (loss)	7,798	-	14,725	(44,571)	2,192	27,654	7,798

TELESAT HOLDINGS INC.
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(all amounts in thousands of Canadian dollars, except number of shares and where noted)
(unaudited)

	Telesat Holdings	Telesat LLC	Telesat Canada	Guarantor Subsidiaries	Non-guarantor Subsidiaries	Adjustments	Consolidated
Reconciliation to U.S. GAAP is as follows:
Income (loss) from equity investments	1,427	-	9	9	-	(1,445)	-
(Loss) Gains on embedded derivatives	-	-	3,066	-	-	-	3,066
Lease amendments	-	-	-	-	63	-	63
Dividends on senior preferred shares	6,927	-	-	-	-	-	6,927
Tax effect of above adjustments	-	-	(775)	-	(54)	-	(829)
Uncertainty in income taxes	-	-	(873)	-	-	-	(873)
U.S. GAAP net earnings (loss)	16,152	-	16,152	(44,562)	2,201	26,209	16,152

TELESAT HOLDINGS INC.
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(all amounts in thousands of Canadian dollars, except number of shares and where noted)
(unaudited)

Condensed Consolidating Statement of Earnings (Loss)
For the three months ended June 30, 2010

	Telesat Holdings	Telesat LLC	Telesat Canada	Guarantor Subsidiaries	Non-guarantor Subsidiaries	Adjustments	Consolidated
Operating revenues
Service revenues	-	-	184,614	21,396	5,901	(11,211)	200,700
Equipment sales revenues	-	-	2,116	2,537	-	(24)	4,629
Total operating revenues	-	-	186,730	23,933	5,901	(11,235)	205,329
Amortization	-	-	48,866	12,733	1,010	-	62,609
Operations and administration	-	-	36,666	16,109	3,807	(11,211)	45,371
Cost of equipment sales	-	-	1,752	1,971	-	(24)	3,699
Total operating expenses	-	-	87,284	30,813	4,817	(11,235)	111,679
Earnings (loss) from operations	-	-	99,446	(6,880)	1,084	-	93,650
Income (loss) from equity investments	(68,890)	-	(15,338)	(22,166)	-	106,394	-
Interest expense	(3,438)	-	(60,144)	39	(435)	-	(63,978)
(Loss) gain on changes in fair value of financial instruments	-	-	44,151	-	-	-	44,151
Gain (loss) on foreign exchange	-	-	(139,126)	(14,959)	6,194	-	(147,891)
Other income (expense)	-	-	(1,369)	405	3	-	(961)
Earnings (loss) before income taxes	(72,328)	-	(72,380)	(43,561)	6,846	106,394	(75,029)
Income tax recovery (expense)	-	-	3,490	(984)	195	-	2,701
Net earnings (loss)	(72,328)	-	(68,890)	(44,545)	7,041	106,394	(72,328)

TELESAT HOLDINGS INC.
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(all amounts in thousands of Canadian dollars, except number of shares and where noted)
(unaudited)

	Telesat Holdings	Telesat LLC	Telesat Canada	Guarantor Subsidiaries	Non-guarantor Subsidiaries	Adjustments	Consolidated
Reconciliation to U.S. GAAP is as follows:
Income (loss) from equity investments	5,022	-	19	19	-	(5,060)	-
(Loss) Gains on embedded derivatives	-	-	7,491	-	-	-	7,491
Lease amendments	-	-	-	-	30	-	30
Dividends on senior preferred shares	3,438	-	-	-	-	-	3,438
Tax effect of above adjustments	-	-	(1,893)	-	(11)	-	(1,904)
Uncertainty in income taxes	-	-	(595)	-	-	-	(595)
U.S. GAAP net earnings (loss)	(63,868)	-	(63,868)	(44,526)	7,060	101,334	(63,868)

TELESAT HOLDINGS INC.
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(all amounts in thousands of Canadian dollars, except number of shares and where noted)
(unaudited)

Condensed Consolidating Balance Sheet
As at June 30, 2010

	Telesat Holdings	Telesat LLC	Telesat Canada	Guarantor Subsidiaries	Non-guarantor Subsidiaries	Adjustments	Consolidated

Assets
Current assets
Cash and cash equivalents	-	-	168,112	26,408	1,641	-	196,161
Accounts receivable	-	-	32,449	15,644	3,046	-	51,139
Current future tax asset	-	-	1,725	354	305	-	2,384
Intercompany receivable	-	-	352,969	184,355	121,953	(659,277)	-
Other current assets	-	-	17,506	8,232	7,177	-	32,915
Total current assets	-	-	572,761	234,993	134,122	(659,277)	282,599

Satellites, property and other equipment, net	-	-	1,442,979	496,504	20,220	-	1,959,703
Other long-term assets	-	-	34,841	5,381	667	-	40,889
Intangible assets, net	-	-	468,401	17,451	290	-	486,142
Investment in affiliates	1,073,100	-	1,312,688	1,477,438	261	(3,863,487)	-
Goodwill	-	-	2,078,057	343,876	24,670	-	2,446,603
Total assets	1,073,100	-	5,909,727	2,575,643	180,230	(4,522,764)	5,215,936

Liabilities
Current liabilities
Accounts payable and accrued liabilities	-	-	60,670	9,241	3,658	-	73,569
Intercompany payable	22,785	-	120,531	515,961	-	(659,277)	-
Other current liabilities	9,254	-	115,723	2,417	4,433	-	131,827
Debt due within one year	-	-	28,475	1	-	-	28,476
Total current liabilities	32,039	-	325,399	527,620	8,091	(659,277)	233,872

Debt financing	-	-	3,029,065	-	-	-	3,029,065
Future tax liability	-	-	270,049	163	6,161	-	276,373
Other long-term liabilities	-	-	603,854	15,018	16,693	-	635,565
Senior preferred shares	141,435	-	-	-	-	-	141,435
Total liabilities	173,474	-	4,228,367	542,801	30,945	(659,277)	4,316,310

TELESAT HOLDINGS INC.
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(all amounts in thousands of Canadian dollars, except number of shares and where noted)
(unaudited)

	Telesat Holdings	Telesat LLC	Telesat Canada	Guarantor Subsidiaries	Non-guarantor Subsidiaries	Adjustments	Consolidated

Shareholders’ equity

Common shares	756,414	-	2,320,730	1,896,596	104,434	(4,321,760)	756,414
Preferred shares	541,764	-	-	-	-	-	541,764

Accumulated deficit	(404,611)	-	(713,958)	208,267	41,359	464,332	(404,611)
Accumulated other comprehensive loss	(7,841)	-	63	(11,202)	3,298	7,841	(7,841)
Contributed surplus	13,900	-	74,525	(60,819)	194	(13,900)	13,900
Total shareholders’ equity	899,626	-	1,681,360	2,032,842	149,285	(3,863,487)	899,626
Total liabilities and shareholders’ equity	1,073,100	-	5,909,727	2,575,643	180,230	(4,522,764)	5,215,936

Reconciliation to U.S. GAAP of total shareholders’ equity is as follows:
Canadian GAAP	899,626	-	1,681,360	2,032,842	149,285	(3,863,487)	899,626
Underlying differences in the income (loss) from equity investments	(26,003)	-	(289)	(289)	-	26,581	-
(Losses) gains on embedded derivatives	-	-	(11,522)	-	-	-	(11,522)
Net actuarial gains (losses)	-	-	(10,587)	-	-	-	(10,587)
Sales type lease – operating lease for U.S. GAAP	-	-	23,070	-	-	-	23,070
Capital lease – operating lease for U.S. GAAP	-	-	(9,229)	-	-	-	(9,229)
Lease amendments	-	-	-	-	(482)	-	(482)
Tax effect of above adjustments	-	-	1,002	-	193	-	1,195
Uncertainty in income taxes	-	-	(18,448)	-	-	-	(18,448)
U.S. GAAP	873,623	-	1,655,357	2,032,553	148,996	(3,836,906)	873,623

TELESAT HOLDINGS INC.
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(all amounts in thousands of Canadian dollars, except number of shares and where noted)
(unaudited)

The reconciliation of the condensed consolidating balance sheet captions is as follows:

June 30, 2010

Telesat Canada
	Canadian GAAP	Adjustments	US GAAP

Current assets	572,761	11,260	584,021
Other assets	34,841	79,212	114,053
Goodwill	2,078,057	(12,692)	2,065,365
Current liabilities	325,399	11,792	337,191
Debt financing	3,029,065	55,648	3,084,713
Future tax liability	270,049	1,928	271,977
Other long-term liabilities	603,854	33,742	637,596
Accumulated deficit	(713,958)	(14,742)	(728,700)
Accumulated other comprehensive income (loss)	63	(10,588)	(10,525)

Non-guarantor subsidiaries
	Canadian GAAP	Adjustments	US GAAP
Current liabilities	8,091	114	8,205
Future tax liability	6,161	193	6,354
Other long-term liabilities	16,693	370	17,063
Accumulated earnings	41,359	(644)	40,715
Accumulated other comprehensive income (loss)	3,298	(33)	3,265

December 31, 2009

Telesat Canada
	Canadian GAAP	Adjustments	US GAAP

Current assets	453,634	9,363	462,997
Other assets	34,101	83,658	117,759
Goodwill	2,078,057	(12,692)	2,065,365
Current liabilities	285,146	11,462	296,608
Debt financing	3,013,738	61,593	3,075,331
Future tax liability	262,913	1,060	263,973
Other long-term liabilities	611,568	32,807	644,375
Accumulated deficit	(722,085)	(16,052)	(738,137)
Accumulated other comprehensive income (loss)	63	(10,541)	(10,478)

Non-guarantor subsidiaries
	Canadian GAAP	Adjustments	US GAAP
Current liabilities	8,723	130	8,853
Future tax liability	6,194	247	6,441
Other long-term liabilities	18,495	489	18,984
Accumulated earnings	39,165	(760)	38,405
Accumulated other comprehensive income (loss)	3,544	(106)	3,438

TELESAT HOLDINGS INC.
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(all amounts in thousands of Canadian dollars, except number of shares and where noted)
(unaudited)

Condensed Consolidating Statement of Cash Flow
For the six months ended June 30, 2010

	Telesat Holdings	Telesat LLC	Telesat Canada	Guarantor Subsidiaries	Non-guarantor Subsidiaries	Adjustments	Consolidated

Cash flows from (used in) operating activities
Net earnings (loss)	7,798	-	14,725	(44,571)	2,192	27,654	7,798
Adjustments to reconcile net earnings (loss) to cash flows from operating activities:
Amortization	-	-	97,631	25,302	2,046	-	124,979
Future income taxes	-	-	7,115	(28)	(251)	-	6,836
Unrealized foreign exchange (gain) loss	-	-	28,381	4,620	(2,083)	-	30,918
Unrealized (gain) loss on derivatives	-	-	(2,073)	-	-	-	(2,073)
Dividends on senior preferred shares	6,927	-	-	-	-	-	6,927
Stock-based compensation expense	-	-	2,450	257	96	-	2,803
(Income) loss from equity investments	(14,725)	-	20,022	22,357	-	(27,654)	-
(Gain) loss on disposal of assets	-	-	7	20	-	-	27
Other	-	-	(9,745)	(2,595)	(86)	-	(12,426)
Customer prepayments on future satellite services	-	-	13,056	-	-	-	13,056
Changes in assets and liabilities	20	-	(29,776)	7,192	(1,056)	-	(23,620)
	20	-	141,793	12,554	858	-	155,225
Cash flows from (used in) investing activities
Satellite programs	-	-	(96,345)	-	-	-	(96,345)
Property additions	-	-	(3,084)	(561)	(86)	-	(3,731)
Proceeds on disposal of assets	-	-	5,976	-	-	-	5,976
	-	-	(93,453)	(561)	(86)	-	(94,100)

TELESAT HOLDINGS INC.
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(all amounts in thousands of Canadian dollars, except number of shares and where noted)
(unaudited)

	Telesat Holdings	Telesat LLC	Telesat Canada	Guarantor Subsidiaries	Non-guarantor Subsidiaries	Adjustments	Consolidated
Cash flows from (used in) financing activities
Repayment of bank loans and debt financing	-	-	(14,983)	-	-	-	(14,983)
Dividends paid on preferred shares	(20)	-	-	-	-	-	(20)
Capital lease payments	-	-	-	-	(1,614)	-	(1,614)
Satellite performance incentive payments	-	-	(2,868)	-	-	-	(2,868)
	(20)	-	(17,851)	-	(1,614)	-	(19,485)
Effect of changes in exchange rates on cash and cash equivalents	-	-	-	183	149	-	332
Increase (decrease) in cash and cash equivalents	-	-	30,489	12,176	(693)	-	41,972
Cash and cash equivalents, beginning of period	-	-	137,623	14,232	2,334	-	154,189
Cash and cash equivalents, end of period	-	-	168,112	26,408	1,641	-	196,161

TELESAT HOLDINGS INC.
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(all amounts in thousands of Canadian dollars, except number of shares and where noted)
(unaudited)

Condensed Consolidating Statement of Cash Flow
For the three months ended June 30, 2010

	Telesat Holdings	Telesat LLC	Telesat Canada	Guarantor Subsidiaries	Non-guarantor Subsidiaries	Adjustments	Consolidated

Cash flows from (used in) operating activities
Net earnings (loss)	(72,328)	-	(68,890)	(44,545)	7,041	106,394	(72,328)
Adjustments to reconcile net earnings (loss) to cash flows from operating activities:	-	-	-	-	-
Amortization	-	-	48,866	12,733	1,010	-	62,609
Future income taxes	-	-	(3,336)	(12)	(198)	-	(3,546)
Unrealized foreign exchange (gain) loss	-	-	140,219	15,116	(6,190)	-	149,145
Unrealized (gain) loss on derivatives	-	-	(43,843)	-	-	-	(43,843)
Dividends on senior preferred shares	3,438	-	-	-	-	-	3,438
Stock-based compensation expense	-	-	1,228	118	48	-	1,394
(Income) loss from equity investments	68,890	-	15,338	22,166	-	(106,394)	-
(Gain) loss on disposal of assets	-	-	2	(3)	-	-	(1)
Other	-	-	(5,222)	(1,155)	(30)	-	(6,407)
Customer prepayments on future satellite services	-	-	-	-	-	-	-
Changes in assets and liabilities	20	-	(47,176)	(242)	(1,638)	-	(49,036)
	20	-	37,186	4,176	43	-	41,425
Cash flows from (used in) investing activities
Satellite programs	-	-	(64,038)	-	-	-	(64,038)
Property additions	-	-	(1,846)	(262)	(49)	-	(2,157)
Proceeds on disposal of assets	-	-	2	-	-	-	2
	-	-	(65,882)	(262)	(49)	-	(66,193)

TELESAT HOLDINGS INC.
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(all amounts in thousands of Canadian dollars, except number of shares and where noted)
(unaudited)

	Telesat Holdings	Telesat LLC	Telesat Canada	Guarantor Subsidiaries	Non-guarantor Subsidiaries	Adjustments	Consolidated
Cash flows from (used in) financing activities
Repayment of bank loans and debt financing	-	-	(7,648)	-	-	-	(7,648)
Dividends paid on preferred shares	(20)	-	-	-	-	-	(20)
Capital lease payments	-	-	-	-	(805)	-	(805)
Satellite performance incentive payments	-	-	(886)	-	-	-	(886)
	(20)	-	(8,534)	-	(805)	-	(9,359)
Effect of changes in exchange rates on cash and cash equivalents	-	-	-	361	245	-	606
Increase (decrease) in cash and cash equivalents	-	-	(37,230)	4,275	(566)	-	(33,521)
Cash and cash equivalents, beginning of period	-	-	205,342	22,133	2,207	-	229,682
Cash and cash equivalents, end of period	-	-	168,112	26,408	1,641	-	196,161

TELESAT HOLDINGS INC.
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(all amounts in thousands of Canadian dollars, except number of shares and where noted)
(unaudited)

Condensed Consolidating Statement of Earnings (Loss)
For the six months ended June 30, 2009

	Telesat Holdings	Telesat LLC	Telesat Canada	Guarantor Subsidiaries	Non-guarantor Subsidiaries	Adjustments	Consolidated
Operating revenues
Service revenues	-	-	365,328	31,206	32,275	(32,565)	396,244
Equipment sales revenues	-	-	3,632	5,356	-	-	8,988
Total Operating revenues	-	-	368,960	36,562	32,275	(32,565)	405,232
Amortization	-	-	93,712	22,134	9,027	-	124,873
Operations and administration	-	-	103,873	29,948	16,242	(32,565)	117,498
Cost of equipment sales	-	-	3,834	4,582	-	-	8,416
Total operating expenses	-	-	201,419	56,664	25,269	(32,565)	250,787
Earnings (loss) from operations	-	-	167,541	(20,102)	7,006	-	154,445
Income (loss) from equity investments	154,885	-	(12,837)	(2,443)	-	(139,605)	-
Interest expense	(6,925)	-	(129,160)	(513)	(1,201)	-	(137,799)
(Loss) gain on changes in fair value of financial instruments	-	-	(36,581)	-	-	-	(36,581)
Gain (loss) on foreign exchange	-	-	184,028	7,313	(3,656)	-	187,685
Other income (expense)	-	-	(2,036)	(189)	82	-	(2,143)
Earnings (loss) before income taxes	147,960	-	170,955	(15,934)	2,231	(139,605)	165,607
Income tax (expense) recovery	-	-	(16,070)	(1,522)	(55)	-	(17,647)
Net earnings (loss)	147,960	-	154,885	(17,456)	2,176	(139,605)	147,960

TELESAT HOLDINGS INC.
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(all amounts in thousands of Canadian dollars, except number of shares and where noted)
(unaudited)

	Telesat Holdings	Telesat LLC	Telesat Canada	Guarantor Subsidiaries	Non-guarantor Subsidiaries	Adjustments	Consolidated
Reconciliation to U.S. GAAP is as follows:
Income (loss) from equity investments	(21,382)	-	39	29	-	21,314	-
Gains (losses) on embedded derivatives	-	-	(20,483)	-	-	-	(20,483)
Sales type lease – operating lease for U.S. GAAP	-	-	1,514	-	-	-	1,514
Capital lease – operating lease for U.S. GAAP	-	-	(1,567)	-	-	-	(1,567)
Lease amendments	-	-	-	-	100	-	100
Dividends on senior preferred shares	6,925	-	-	-	-	-	6,925
Tax effect of above adjustments	-	-	5,857	-	(61)	-	5,796
Uncertainty in income taxes	-	-	(6,742)	-	-	-	(6,742)
U.S. GAAP net earnings (loss)	133,503	-	133,503	(17,427)	2,215	(118,291)	133,503

TELESAT HOLDINGS INC.
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(all amounts in thousands of Canadian dollars, except number of shares and where noted)
(unaudited)

Condensed Consolidating Statement of Earnings (Loss)
For the three months ended June 30, 2009

	Telesat Holdings	Telesat LLC	Telesat Canada	Guarantor Subsidiaries	Non-guarantor Subsidiaries	Adjustments	Consolidated
Operating revenues
Service revenues	-	-	186,466	7,690	15,320	(12,038)	197,438
Equipment sales revenues	-	-	1,487	2,242	-	15	3,744
Total Operating revenues	-	-	187,953	9,932	15,320	(12,023)	201,182
Amortization	-	-	46,620	13,163	3,817	-	63,600
Operations and administration	-	-	58,145	6,436	6,747	(12,069)	59,259
Cost of equipment sales	-	-	1,821	2,167	-	46	4,034
Total operating expenses	-	-	106,586	21,766	10,564	(12,023)	126,893
Earnings (loss) from operations	-	-	81,367	(11,834)	4,756	-	74,289
Income (loss) from equity investments	190,261	-	(2,565)	(1,389)	-	(186,307)	-
Interest expense	(3,215)	-	(62,689)	(248)	(577)	-	(66,729)
(Loss) gain on changes in fair value of financial instruments	-	-	(94,508)	-	-	-	(94,508)
Gain (loss) on foreign exchange	-	-	282,905	11,168	(5,522)	-	288,551
Other income (expense)	-	-	(1,094)	(313)	242	-	(1,165)
Earnings (loss) before income taxes	187,046	-	203,416	(2,616)	(1,101)	(186,307)	200,438
Income tax (expense) recovery	-	-	(13,155)	(170)	(67)	-	(13,392)
Net earnings (loss)	187,046	-	190,261	(2,786)	(1,168)	(186,307)	187,046

TELESAT HOLDINGS INC.
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(all amounts in thousands of Canadian dollars, except number of shares and where noted)
(unaudited)

	Telesat Holdings	Telesat LLC	Telesat Canada	Guarantor Subsidiaries	Non-guarantor Subsidiaries	Adjustments	Consolidated
Reconciliation to U.S. GAAP is as follows:
Income (loss) from equity investments	(17,919)	-	29	29	-	17,861	-
Gains (losses) on embedded derivatives	-	-	(21,538)	-	-	-	(21,538)
Lease amendments	-	-	-	-	83	-	83
Dividends on senior preferred shares	3,215	-	-	-	-	-	3,215
Tax effect of above adjustments	-	-	6,120	-	(54)	-	6,066
Uncertainty in income taxes	-	-	(2,530)	-	-	-	(2,530)
U.S. GAAP net earnings (loss)	172,342	-	172,342	(2,757)	(1,139)	(168,446)	172,342

TELESAT HOLDINGS INC.
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(all amounts in thousands of Canadian dollars, except number of shares and where noted)
(unaudited)

Condensed Consolidating Balance Sheet
As at December 31, 2009

	Telesat Holdings	Telesat LLC	Telesat Canada	Guarantor Subsidiaries	Non-guarantor Subsidiaries	Adjustments	Consolidated
Assets
Current assets
Cash and cash equivalents	-	-	137,623	14,232	2,334	-	154,189
Accounts receivable	-	-	51,447	15,591	3,165	-	70,203
Current future tax asset	-	-	1,703	350	131	-	2,184
Intercompany receivable	-	-	249,103	150,490	120,038	(519,631)	-
Other current assets	-	-	13,758	8,234	7,026	-	29,018
Total current assets	-	-	453,634	188,897	132,694	(519,631)	255,594

Satellites, property and other equipment, net	-	-	1,446,613	457,595	21,982	-	1,926,190
Other long-term assets	-	-	34,101	6,249	660	-	41,010
Intangible assets, net	-	-	492,435	17,854	386	-	510,675
Investment in affiliates	1,055,989	-	1,339,307	1,477,582	261	(3,873,139)	-
Goodwill	-	-	2,078,057	343,876	24,670	-	2,446,603
Total assets	1,055,989	-	5,844,147	2,492,053	180,653	(4,392,770)	5,180,072

Liabilities
Current liabilities
Accounts payable and accrued liabilities	-	-	32,059	6,798	4,556	-	43,413
Intercompany payable	-	-	108,346	411,285	-	(519,631)	-
Other current liabilities	-	-	121,140	2,397	4,167	-	127,704
Debt due within one year	-	-	23,601	1	-	-	23,602
Total current liabilities	-	-	285,146	420,481	8,723	(519,631)	194,719
Debt financing	-	-	3,013,738	-	-	-	3,013,738
Future tax liability	-	-	262,913	86	6,194	-	269,193
Other long-term liabilities	25,090	-	611,568	16,370	18,495	-	671,523
Senior preferred shares	141,435	-	-	-	-	-	141,435
Total liabilities	166,525	-	4,173,365	436,937	33,412	(519,631)	4,290,608

TELESAT HOLDINGS INC.
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(all amounts in thousands of Canadian dollars, except number of shares and where noted)
(unaudited)

	Telesat Holdings	Telesat LLC	Telesat Canada	Guarantor Subsidiaries	Non-guarantor Subsidiaries	Adjustments	Consolidated

Shareholders’ equity
Common shares	756,414	-	2,320,730	1,896,596	104,434	(4,321,760)	756,414
Preferred shares	541,764	-	-	-	-	-	541,764
Accumulated deficit	(412,389)	-	(722,085)	230,623	39,165	452,297	(412,389)
Accumulated other comprehensive loss	(7,422)	-	63	(11,028)	3,544	7,421	(7,422)
Contributed surplus	11,097	-	72,074	(61,075)	98	(11,097)	11,097
Total shareholders’ equity	889,464	-	1,670,782	2,055,116	147,241	(3,873,139)	889,464
Total liabilities and shareholders’ equity	1,055,989	-	5,844,147	2,492,053	180,653	(4,392,770)	5,180,072

Reconciliation to U.S. GAAP of total shareholders’ equity is as follows:
Canadian GAAP	889,464	-	1,670,782	2,055,116	147,241	(3,873,139)	889,464
Underlying differences in the income (loss) from equity investments	(27,459)	-	(372)	(372)	-	28,203	-
Gains (losses) on embedded derivatives	-	-	(14,588)	-	-	-	(14,588)
Net actuarial losses	-	-	(10,541)	-	-	-	(10,541)
Sales type lease – operating lease for U.S. GAAP	-	-	23,070	-	-	-	23,070
Capital lease – operating lease for U.S. GAAP	-	-	(9,229)	-	-	-	(9,229)
Lease amendments	-	-	-	-	(619)	-	(619)
Tax effect of above adjustments	-	-	1,777	-	247	-	2,024
Uncertainty in income taxes	-	-	(17,576)	-	-	-	(17,576)
U.S. GAAP	862,005	-	1,643,323	2,054,744	146,869	(3,844,936)	862,005

TELESAT HOLDINGS INC.
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(all amounts in thousands of Canadian dollars, except number of shares and where noted)
(unaudited)

Condensed Consolidating Statement of Cash Flow
For the six months ended June 30, 2009

	Telesat Holdings	Telesat LLC	Telesat Canada	Guarantor Subsidiaries	Non-guarantor Subsidiaries	Adjustments	Consolidated

Cash flows from (used in) operating activities
Net earnings (loss)	147,960	-	154,885	(17,456)	2,176	(139,605)	147,960
Adjustments to reconcile net earnings (loss) to cash flows from operating activities:
Amortization	-	-	93,712	22,134	9,027	-	124,873
Future income taxes	-	-	20,413	1	31	-	20,445
Unrealized foreign exchange (gain) loss	-	-	(177,075)	(10,090)	1,385	-	(185,780)
Unrealized (gain) loss on derivatives	-	-	43,036	(1)	-	-	43,035
Dividends on preferred shares	6,925	-	-	-	-	-	6,925
Stock-based compensation expense	-	-	2,729	339	-	-	3,068
(Income) loss from equity investments	(154,885)	-	12,837	2,443	-	139,605	-
(Gain) loss on disposal of assets			245	1,213	2,147	-	3,605
Other	-	-	(13,983)	1,323	(416)	-	(13,076)
Customer prepayments on future satellite services	-	-	3,309	-	-	-	3,309
Changes in other assets and liabilities	-	-	(15,462)	2,107	(13,949)	-	(27,304)
	-	-	124,646	2,013	401	-	127,060
Cash flows from (used in) investing activities
Satellite programs	-	-	(121,180)	-	-	-	(121,180)
Property additions	-	-	(2,643)	(358)	(31)	-	(3,032)
Proceeds on disposal of assets	-	-	60	465	-	-	525
	-	-	(123,763)	107	(31)	-	(123,687)

TELESAT HOLDINGS INC.
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(all amounts in thousands of Canadian dollars, except number of shares and where noted)
(unaudited)

	Telesat Holdings	Telesat LLC	Telesat Canada	Guarantor Subsidiaries	Non-guarantor Subsidiaries	Adjustments	Consolidated
Cash flows from (used in) financing activities
Debt financing and bank loans	-	-	23,880	-	-	-	23,880
Repayment of bank loans and debt financing	-	-	(38,460)	(1)	-	-	(38,461)
Capital lease payments	-	-	(1,841)	(7)	(1,666)	-	(3,514)
Satellite performance incentive payments	-	-	(2,987)	-	-	-	(2,987)
	-	-	(19,408)	(8)	(1,666)	-	(21,082)
Effect of changes in exchange rates on cash and cash equivalents	-	-	-	131	(165)	-	(34)
Increase (decrease) in cash and cash equivalents	-	-	(18,525)	2,243	(1,461)	-	(17,743)
Cash and cash equivalents, beginning of period	-	-	83,089	12,056	3,394	-	98,539
Cash and cash equivalents, end of period	-	-	64,564	14,299	1,933	-	80,796

TELESAT HOLDINGS INC.
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(all amounts in thousands of Canadian dollars, except number of shares and where noted)
(unaudited)

Condensed Consolidating Statement of Cash Flow
For the three months ended June 30, 2009

	Telesat Holdings	Telesat LLC	Telesat Canada	Guarantor Subsidiaries	Non-guarantor Subsidiaries	Adjustments	Consolidated

Cash flows from (used in) operating activities
Net earnings (loss)	187,046	-	190,261	(2,786)	(1,168)	(186,307)	187,046
Adjustments to reconcile net earnings (loss) to cash flows from operating activities:
Amortization	-	-	46,620	13,163	3,817	-	63,600
Future income taxes	-	-	18,535	1	62	-	18,598
Unrealized foreign exchange (gain) loss	-	-	(274,528)	(14,982)	3,001	-	(286,509)
Unrealized (gain) loss on derivatives	-	-	96,891	(1)	-	-	96,890
Dividends on preferred shares	3,215	-	-	-	-	-	3,215
Stock-based compensation expense	-	-	1,392	100	-	-	1,492
(Income) loss from equity investments	(190,261)	-	2,565	1,389	-	186,307	-
(Gain) loss on disposal of assets	-	-	210	1,229	2,011	-	3,450
Other	-	-	(6,205)	1,000	(249)	-	(5,454)
Customer prepayments on future satellite services	-	-	-	-	-	-	-
Changes in other assets and liabilities	-	-	(49,721)	1,026	(7,535)	-	(56,230)
	-	-	26,020	139	(61)	-	26,098
Cash flows (used in) from investing activities
Satellite programs	-	-	(30,878)	-	-	-	(30,878)
Property additions	-	-	(1,288)	(148)	18	-	(1,418)
Proceeds on disposal of assets	-	-	57	465	-	-	522
	-	-	(32,109)	317	18	-	(31,774)

TELESAT HOLDINGS INC.
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(all amounts in thousands of Canadian dollars, except number of shares and where noted)
(unaudited)

	Telesat Holdings	Telesat LLC	Telesat Canada	Guarantor Subsidiaries	Non-guarantor Subsidiaries	Adjustments	Consolidated
Cash flows from (used in) financing activities
Debt financing and bank loans	-	-	23,880	-	-	-	23,880
Repayment of bank loans and debt financing	-	-	(29,710)	4	-	-	(29,706)
Capital lease payments	-	-	(249)	(7)	(822)	-	(1,078)
Satellite performance incentive payments	-	-	(1,765)	-	-	-	(1,765)
	-	-	(7,844)	(3)	(822)	-	(8,669)
Effect of changes in exchange rates on cash and cash equivalents	-	-	-	(382)	(251)	-	(633)
Increase (decrease) in cash and cash equivalents	-	-	(13,933)	71	(1,116)	-	(14,978)
Cash and cash equivalents, beginning of period	-	-	78,497	14,228	3,049	-	95,774
Cash and cash equivalents, end of period	-	-	64,564	14,299	1,933	-	80,796

Item 2.	MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis should be read in conjunction with Telesat Holdings Inc.’s unaudited consolidated financial statements beginning at Page 1 of this Quarterly Report.  As used in this management’s discussion and analysis of financial condition and results of operations (“MD&A”), unless the context states or requires otherwise, references to “Telesat”, “we”, “our” and “us” refer to Telesat Holdings Inc. and its subsidiaries.  Unless the context states or requires otherwise, reference herein to “the consolidated financial statements” or “the financial statements” or similar terms refer to the unaudited consolidated financial statements of Telesat Holdings Inc. included herein.

The dollar amounts presented in this Quarterly Report are in Canadian dollars unless otherwise specified.  On June 30, 2010, the Bloomberg exchange rate was CDN$1 = USD$0.9399.  The average exchange rate for the three months ended June 30, 2010 was CDN$1 = USD$0.9747.

The financial information presented herein has been prepared on the basis of Canadian GAAP, which differs in certain respects from United States GAAP.  For a summary of differences between Canadian and United States GAAP, please refer to note 24 to our audited consolidated financial statements contained in Telesat Canada’s Annual Report on Form 20-F for the fiscal year ended December 31, 2009 filed with the U.S. Securities and Exchange Commission (SEC) and to note 8 to the unaudited consolidated financial statements for the three and six months ended June 30, 2010 contained in this Quarterly Report.

Forward-Looking Statements Safe Harbor

This Quarterly Report contains statements that are not based on historical fact and are “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995.  When used in this Quarterly Report, the words “believes”, “expects”, “plans”, “may”, “will”, “would”, “could”, “should”, “anticipates”, “estimates”, “project”, “intend” or “outlook” or other variations of these words or other similar expressions are intended to identify forward-looking statements and information.   Actual results may differ materially from the expectations expressed or implied in the forward-looking statements as a result of known and unknown risks and uncertainties.  Detailed information about some of the known risks and uncertainties is included in the “Risk Factors” section of Telesat Canada’s Annual Report on Form 20-F for the fiscal year ended December 31, 2009 filed with the SEC as well as Telesat Canada’s other filings with the SEC which can be obtained on the SEC’s website at http://www.sec.gov.  Readers are specifically referred to those documents.  Known risks and uncertainties include but are not limited to: (1) financial risks, including economic downturns, restrictions imposed by covenants contained in the agreements governing our debt, our leverage, volatility in exchange rates, and our dependence on a few large customers for a significant proportion of our revenue; (2) risks associated with operating satellites and providing satellite services, including satellite construction or launch delays, launch failures, in-orbit failures or impaired satellite performance, the ability to obtain or renew satellite insurance at all or on reasonable terms, and competition from other providers of telecommunications services; (3) risks associated with domestic and foreign government regulation; and (4) other risks, including potential conflicts of interest with our significant shareholders, litigation, and market risks. The foregoing list of important factors is not exhaustive. The information contained in this Quarterly Report reflects our beliefs, assumptions, intentions, plans and expectations as of the date of this report.  We disclaim any obligation or undertaking to update or revise the information herein.

OVERVIEW OF THE BUSINESS

We are the fourth largest fixed satellite services operator, with offices and facilities around the world.   We provide our satellite and communication services from a fleet of satellites that occupy Canadian and other orbital locations.  We are organized into one operating segment, the satellite services business; however, we provide our services through three business categories: Broadcast, Enterprise and Consulting & Other.

The satellite services business is capital intensive and the build-out of a satellite fleet requires substantial time and investment.  Once the investment in a satellite is made the incremental costs to maintain and operate the satellite is relatively low over the life of the satellite, with the exception of in-orbit insurance. We have been able to generate a large contracted revenue backlog by entering into long-term contracts with some of our customers for all or substantially all of a satellite’s life.  Historically, this has resulted in revenue from the satellite services business being fairly predictable.

At June 30, 2010, we provided satellite services to customers from our fleet of 12 in-orbit satellites. These 12 satellites had an average of approximately 54% service life remaining, with an average service life remaining of approximately 7.9 years.  We calculate these figures using, for each satellite, the lesser of its manufacturers' end-of-service life or its expected end-of-orbital maneuver life.  We periodically review, using current engineering data, our estimates of the expected end-of-orbital maneuver lives of our satellites.  We currently have three satellites under construction: Telstar 14R/Estrela do Sul 2 (“Telstar 14R”), which we anticipate will be launched in the second half of 2011, Nimiq 6 which we anticipate will be launched in the first half of 2012, and Anik G1 on which we recently started construction and which we anticipate will be launched in the second half of 2012.

Competition in the satellite services market has been intense in recent years due to a number of factors, including transponder over-capacity for some frequency bands in certain geographic regions and increased competition from terrestrial-based communication networks.

Telesat Canada and its affiliates are authorized by governments, including those of Canada, the United States, Brazil and the Kingdom of Tonga to access and use certain geostationary orbital locations and associated spectrum resources.  The use of these orbital locations, as well as our other operations, is subject to a variety of Canadian and international regulations.

Revenue

We earn revenue by providing video and data services using satellite transponder capacity and the provision of equipment and services related thereto.

We recognize revenue when earned, as services are rendered or as products are delivered to customers.  For us to recognize revenue there must be evidence that an arrangement exists, the amount of revenue must be fixed or determinable and our ability to collect must be reasonably assured.  In particular, broadcast and some enterprise revenue are generally billed in advance to the customers and recognized in the month for which the service is rendered.  Consulting revenue for cost plus contracts are recognized after the work has been completed and accepted by the customer.  The percentage of completion method is used for fixed price contracts.

Expenses

Our operations and administration expense consists mainly of labour, the cost of which is relatively stable.  As we take advantage of growth opportunities through the addition of satellites to our fleet, we believe we can increase revenue with relatively smaller increases in expenses from operations and administration.  Our most significant variable operating expenses are in-orbit insurance and direct-billed expenses, such as third-party contractor services.

Interest expense continues to be a significant expense as a result of the debt facilities entered into on October 31, 2007.  Foreign exchange gains or losses incurred on the translation of the U.S. dollar denominated debt and the gains or losses on financial instruments resulting from variations in the exchange rate and interest rates on the market value of the cross-currency basis swap and interest rate swaps for the debt remain significant components of our net earnings.

Another significant operating expense is the straight-line amortization of the cost of each of our satellites over their useful life.

RECENT DEVELOPMENTS

Expansion

On June 1, 2010, we announced our decision to procure from Space Systems/Loral a powerful, multipurpose, state-of-the-art satellite, Anik G1, for launch in the second half of 2012.  We selected International Launch Services for the Anik G1 launch.  Anik G1 will include sixteen transponders operating in the extended Ku-band for Shaw Direct, a leading provider of direct-to-home satellite television services in Canada, and will be co-located at the 107.3 degrees West Longitude orbital location with the Anik F1R satellite, which is already used by Shaw.  Anik G1 also will have satellite capacity operating in the X-band frequencies for government services and will provide expansion C-band and replacement Ku-band capacity for the Anik F1 satellite serving the fast growing Latin American market.  We anticipate repositioning Anik F1 from the 107.3 degrees West Longitude orbital position to another position following the deployment of Anik G1.

Regulatory

In July 2010, the Government of Canada adopted the legislative amendments proposed in its 2010 budget that exempt Canadian satellite operators, like Telesat Canada, from certain foreign ownership restrictions under the Telecommunications Act and the Radiocommunications Act.  We believe the removal of these restrictions will give us access to additional sources of capital and, more generally, greater strategic flexibility to enhance our competitive position.  The legislative amendments do not alter the Canadian government’s authority to review foreign investment in Canadian companies under the Investment Canada Act.

FUTURE OUTLOOK

Our commitment to providing strong customer service and our focus on innovation and technical expertise has allowed us to successfully build our business to date.  Building on our existing contractual revenue backlog, our focus is on taking disciplined steps to grow our core business and sell newly launched and existing in-orbit satellite capacity, and, in a disciplined manner, using the cash flow generated by existing business, contracted expansion satellites and cost savings to strengthen the business.

We believe our satellite fleet offers a strong combination of existing revenue backlog and revenue growth and a strong foundation upon which we will seek to grow our revenue and cash flows. The growth is expected to come from our Nimiq 5 satellite, which entered commercial service in October 2009, our Telstar 14R satellite which we anticipate will be launched in the second half of 2011, our Nimiq 6 satellite which we anticipate will be launched in the first half of 2012, our Anik G1 satellite which we anticipate will be launched in the second half of 2012, and the sale of available capacity on our existing satellites.

We believe we are well-positioned to serve our customers and the markets in which we participate.  We actively pursue opportunities to develop new satellites, particularly in conjunction with current or prospective customers who will commit to a substantial amount of capacity at the time the satellite construction contract is signed.  Although we regularly pursue opportunities to develop new satellites, we do not procure additional or replacement satellites until we believe there is a demonstrated need and a sound business plan for such satellite capacity.

We anticipate that we will be able to increase revenue without a proportional increase in operating expenses, allowing for profit margin expansion.  The satellite services business is capital intensive and the build-out of a satellite fleet requires substantial time and investment.  Once the investment in a satellite is made, the incremental cost to maintain and operate the satellite is relatively low over the life of the satellite, with the exception of in-orbit insurance.  The fixed cost nature of the business, combined with contracted revenue growth and other growth opportunities is expected to produce growth in operating income and operating cash flow.

For the remainder of 2010, we continue to focus on the execution of our business plan to serve our customers in the markets in which we participate, the sale of capacity on our existing satellites and continuing efforts to achieve operating efficiencies.   We will also continue to pursue the expansion of our fleet with the on-going construction of Telstar 14R, Nimiq 6 and Anik G1.

RESULTS OF OPERATIONS

Review of financial performance

In the current economic climate, our significant revenue backlog and long-term customer contracts protect us, to a certain extent, from short-term market fluctuations.  With the launch of two satellites in 2009, the construction of Telstar 14R, Nimiq 6 and Anik G1 in progress, we believe we are well positioned to strengthen our overall financial position.

Our net loss for the quarter was $72 million compared to the $187 million net earnings for the quarter ended June 30, 2009.  The change was primarily due to foreign exchange losses on the translation of our foreign currency denominated net liabilities, partially offset by the favorable impact of the fair value of financial instruments, our improved net operating results and an income tax recovery.

Despite the weakening U.S. dollar, our results for the quarter remained strong.  Revenue increased as a result of the entry into service of Telstar 11N and Nimiq 5 while operating expenses decreased primarily due to efficiencies gained over the prior period.  These improvements were partially offset by the termination of our leasehold interest in Telstar 10 in July 2009 and the removal from service of Nimiq 3 in June 2009.

Our debt is primarily denominated in U.S. dollars and therefore we are directly impacted by movements in foreign exchange rates.  At the end of the second quarter of 2010, the Canadian dollar weakened against the U.S. dollar, creating foreign exchange losses.  The opposite phenomenon occurred in the second quarter of 2009, when the Canadian dollar strengthened against the U.S. dollar, creating large gains.  These two opposing scenarios account for a reduction in net earnings between the second quarter of 2009 and 2010 of approximately $300 million, relating to foreign exchange losses, net of gains on changes in fair value of financial instruments.

Below are the foreign exchange rates impacting our financial statements this quarter:

	Q1, 2010	Q2, 2010	Q2 YTD, 2010	June 30, 2010

CDN to USD spot rate	-	-	-	$0.9399
CDN to USD average rates	$0.9448	$0.9747	$0.9595	-

	Q1, 2009	Q2, 2009	Q2 YTD, 2009	December 31, 2009

CDN to USD spot rate	-	-	-	$0.9494
CDN to USD average rates	$0.8036	$0.8450	$0.8238	-

Revenue

	Three Months Ended June 30,		Six Months Ended June 30,
(in CAD$ millions except percentages)	2010	2009	2010	2009

Broadcast	116	103	229	209
Enterprise	81	91	162	182
Consulting and other	8	7	14	14
Total revenue	205	201	405	405

Broadcast revenue increased by $13 million to $116 million in the second quarter of fiscal 2010 as compared to the second quarter of fiscal 2009, primarily due to a full quarter effect of Nimiq 5 revenue which was placed into commercial service in October 2009, amounts received in connection with the termination of a customer contract, and a significant equipment sale made to one of our key customers. This increase was partially offset by reductions in revenue related to the impact of the weaker average U.S. dollar on the conversion of our U.S. denominated revenue into Canadian dollars, the termination of our leasehold interests in Telstar 10 which occurred in July 2009, as well as the removal from service of Nimiq 3 which occurred in June 2009.  The increase in broadcast revenue by $20 million to $229 million in the first six months of fiscal 2010 as compared to the first six months of fiscal 2009 was attributable to the same factors noted above.

Enterprise revenue decreased by $10 million to $81 million in the three months ended June 30, 2010 as compared to $91 million for the second quarter of fiscal 2009.  The decrease was attributable to the impact of weaker average U.S. dollar on the conversion of our U.S. denominated revenue into Canadian dollars, the termination of our leasehold interests in Telstar 10 and the impact of decreased business from enterprise customers in the automotive industry.  The decrease was partially offset by revenue from Telstar 11N, which went into commercial service in April 2009, and for which we have entered into several new contracts over the past year, amounts received in connection with the termination of a customer contract and growth in our Telstar 18 service revenue.  Our decrease in enterprise revenues for the six months ending June 30, 2010 by $20 million from the six months ending June 30, 2009 was attributable to the same factors noted above.

Consulting revenue increased by $1 million to $8 million in the second quarter of fiscal 2010 as compared to the second quarter of fiscal 2009. This was primarily the result of new monitoring contracts and the completion of contract milestones offset by the effect of the weaker average U.S. dollar on the conversion of our U.S. dollar denominated revenue into Canadian dollars.

Operating Expenses

	Three Months Ended June 30,		Six Months Ended June 30,
(in CAD$ millions except percentages)	2010	2009	2010	2009

Amortization	63	64	125	125
Operations and administration	45	59	95	118
Cost of equipment sales	4	4	6	8
Total operating expenses	112	127	226	251

Amortization

Amortization expense decreased by $1 million to $63 million for the three months ended June 30, 2010 compared to $64 million for the three months ended June 30, 2009.  The decrease was due to the termination of our leasehold interest in Telstar 10 in 2009, the removal from service of Nimiq 3 and lower amortization expense relating to intangible assets and non-satellite assets.  The decrease was offset by Nimiq 5 which was placed into commercial service in late 2009 and amortization on certain transponder rights.  Amortization expense for the six months ended June 30, 2010 increased marginally by $0.1 million due to Nimiq 5, a full six months amortization of Telstar 11N offset by the termination of our leasehold interest in Telstar 10 and the removal of Nimiq 3 from service.

Operations and Administration

Operating and administration expenses decreased by $14 million to $45 million for the three months ended June 30, 2010 compared to the three months ended June 30, 2009.  Operating and administration expenses also decreased by $23 million for the six months ended June 30, 2010 as compared to the six months ended June 30, 2009.  The improvements were primarily due to cost reductions as a result of efficiencies gained from restructuring activities implemented in the prior year, reductions in expenses related to third party satellite capacity and the elimination of expenses associated with the decreased revenue from enterprise customers in the automotive industry. The prior period also included one time restructuring charges of $3 million. Finally, operating and administration expenses were also positively impacted by the weaker average U.S. dollar on the conversion of our U.S. denominated expenses into Canadian dollars.

Cost of Equipment Sales

Cost of equipment sales decreased by $0.3 million to $3.7 million for the quarter ended June 30, 2010 as compared to $4 million for the second quarter of fiscal 2009 and decreased by $2 million for the six months ended June 30, 2010 when compared to the six months ended June 30, 2009.  Overall, equipment sales have decreased for the three and six months ended June 30, 2010 as a result of fewer sales to certain industries, namely the oil & gas industry, which have been impacted by the difficult economic conditions.  These decreases have been partially offset by increased equipment sales in the quarter as a result of a significant sale to a broadcast customer.  Gross margins increased in 2010 as the comparative period included a $1 million non-recurring expense of deferred charges and an inventory write-down.

Interest Expense

	Three Months Ended June 30,		Six Months Ended June 30,
(in CAD$ millions except percentages)	2010	2009	2010	2009

Debt service costs	63	68	127	144
Dividends on senior preferred shares	4	3	7	7
Capitalized interest	(3)	(4)	(4)	(13)
Interest expense	64	67	130	138

Debt service costs decreased by $5 million to $63 million for the three months ended June 30, 2010 as compared to the second quarter of fiscal 2009.  Debt service costs decreased by $17 million to $127 million for the six months ended June 30, 2010 as compared to the six months ended June 30, 2009.  The decrease for both the three and six months ended June 30, 2010 was primarily due to the impact of the weaker average U.S. dollar on the conversion of our U.S. denominated interest expense into Canadian dollars and a reduction in the average interest rate.

Capitalized interest decreased by $1 million for the three months ended June 30, 2010 compared to the second quarter of fiscal 2009 and decreased by $9 million for the six months ended June 30, 2010 compared to the six months ended June 30, 2009 due to the status of the satellite construction programs.  Telstar 11N and Nimiq 5 were under construction in 2009 and were in later stages of completion compared to Telstar 14R, Nimiq 6 and Anik G1 which are under construction in 2010 but in earlier construction phases.

Foreign exchange and derivatives

	Three Months Ended June 30,		Six Months Ended June 30,
(in CAD$ millions except percentages)	2010	2009	2010	2009

(Loss) gain on change in fair value of financial instruments	44	(95)	4	(37)
Foreign exchange gain (loss)	(148)	289	(35)	188

The foreign exchange loss for the three months ended June 30, 2010 was $148 million compared to a foreign exchange gain of $289 million for the second quarter of fiscal 2009 resulting in a total variation of $437 million.  The loss for the three months ended June 30, 2010 was mainly the result of a weaker Canadian to U.S. dollar spot rate as at June 30, 2010, compared to March 31, 2010, and the resulting unfavorable impact on our U.S. dollar denominated debt.  The gain for the three months ended June 30, 2009 was created by the opposite shift in the foreign exchange rate.  During that period, the Canadian dollar strengthened creating significant gains for the quarter.  The foreign exchange loss was partially offset by a gain of $44 million on financial instruments, which was caused by variations in the exchange rates and interest rates on the market value of our cross-currency basis swap and interest rate swaps.

The foreign exchange loss for the six months ended June 30, 2010 was $35 million compared to a foreign exchange gain of $188 million for six months ended June 30, 2009 resulting in a total variation of $223 million.  The loss for the quarter was mainly the result of a weaker Canadian to U.S. dollar spot rate as at June 30, 2010 compared to the spot rate at the end of 2009 and the resulting impact on our U.S. dollar denominated debt.  At June 30, 2009 the foreign exchange impact was favorable as the Canadian dollar had strengthened against the U.S. dollar when compared against the exchange rate at the end of the previous fiscal year.

Income Taxes

	Three Months Ended June 30,		Six Months Ended June 30,
(in CAD$ millions except percentages)	2010	2009	2010	2009

Current income tax expense (recovery)	1	(5)	2	(3)
Future income tax expense (recovery)	(4)	18	7	21
Total income tax expense (recovery)	(3)	13	9	18

The income tax recovery for the three months ended June 30, 2010 was $3 million compared to a $13 million income tax expense for the same period in 2009.  This difference is mainly due to lower earnings before income taxes which were a loss of $75 million in 2010 versus income of $200 million in 2009.

The income tax expense for the six months ended June 30, 2010 was $9 million compared to $18 million for the same period in 2009.  This difference is mainly due to lower earnings before income taxes which were $17 million in 2010 versus earnings of $166 million in 2009.

Backlog

Contracted revenue backlog represents our expected future revenue (without discounting for present value) including any deferred revenue that we will recognize in the future in respect of cash already received. The significant majority of our contracted revenue backlog is generated from service or other agreements for satellite capacity, under contract through its expiration date. We do not make the assumption that a given contract will be renewed beyond its stated expiration date. Our contracted revenue backlog is attributable to satellites currently in-orbit and our satellites under construction, namely Nimiq 6, Telstar 14R and Anik G1.  As of June 30, 2010, our contracted backlog was approximately $5.8 billion. This amount includes approximately $383 million of customer prepayments that Telesat has already received.

Generally, following the successful launch of a satellite, if the satellite is operating nominally, our customers may only terminate their service agreements for satellite capacity by paying us all, or substantially all, of the payments that would have otherwise become due over the term of the service agreement. However, if certain of our existing satellites and satellites under construction were to experience a significant launch delay, launch or in-orbit failure, or otherwise fail to operate as anticipated, we may be obligated to return all or part of the customer prepayments made under service agreements for that satellite. Those repayments would be funded by any insurance proceeds we may receive, cash on hand and/or funds available under our revolving credit facility.

We expect our backlog to be recognized as follows:

	2010	2011	2012	2013	2014 and thereafter
(in CAD$ millions)

Backlog	321	560	510	500	3,898

LIQUIDITY AND CAPITAL RESOURCES

Cash and Available Credit

As at June 30, 2010, we had $196 million of cash and short-term investments as well as approximately $153 million of borrowing availability under our Revolving Facility (as defined below). We believe that cash and short-term investments as at June 30, 2010, cash flow from operations, including amounts from customer prepayments, and drawings on the available lines of credit under the Credit Facility (as defined below) will be adequate to meet our expected cash requirements for the next twelve months for activities in the normal course of business, including interest and required principal payments on debt, as well as planned capital expenditures.

We believe we have adopted conservative policies relating to and governing the investment of our cash balances. The investment policy does not permit us to engage in speculative or leveraged transactions, nor does it permit us to hold or issue financial instruments for trading purposes. The investment policy was designed to preserve capital and safeguard principal, to meet all of our liquidity requirements and to provide a competitive rate of return. The investment policy addresses dealer qualifications, lists approved securities, establishes minimum acceptable credit ratings, sets concentration limits, defines a maturity structure, requires all firms to safe keep securities, requires certain mandatory reporting activity and discusses review of the portfolio. We operate our investment program under the guidelines of our investment policy.

Cash Flows From Operating Activities

Cash generated from operating activities for the three months ended June 30, 2010 was $41 million, a $15 million increase over the same period in 2009.  Sources of cash were primarily driven by improved positive cash flow from operations and from working capital.  Significant cash outflows included $23 million of dividends paid on the senior preferred shares.

Cash generated from operating activities for the six months ended June 30, 2010 was $155 million, a $28 million increase over the same period in 2009.  Sources of cash were primarily driven by improved positive cash flow from operations, customer prepayments for future satellite services on Nimiq 6 and from working capital.

Cash Flows Used in Investing Activities

Cash used in investing activities for the three months ended June 30, 2010 was $66 million.  This consisted of cash outflows related to capital expenditures of $64 million for the construction of the Telstar 14R and Nimiq 6 satellites and $2 million in other capital additions.  We will continue to use a significant amount of cash for future capital spending over the coming years with the on-going construction of Telstar 14R, Nimiq 6 and Anik G1 which commenced in the second quarter.  Cash used in investing activities for the three months ended June 30, 2009 was $32 million and was primarily for the construction of the Telstar 11N and Nimiq 5 satellites, which were successfully launched in February 2009 and September 2009, respectively.

Cash used in investing activities for the six months ended June 30, 2010 was $94 million.  This consisted of cash outflows related to capital expenditures of $100 million primarily for the construction of the Telstar 14R and Nimiq 6 satellites, offset by proceeds of $6 million relating to the termination of the Company’s leasehold interest in the Telstar 10 satellite. Cash used in investing activities for the six months ended June 30, 2009 was $124 million and was primarily for the construction of the Telstar 11N and Nimiq 5 satellites.

Cash Flows Used in Financing Activities

Cash used by financing activities for the three months ended June 30, 2010 was $9 million and related primarily to $8 million in scheduled principal payments on our Canadian Term Loan Facility (as defined below) and U.S. Term Loan Facility (as defined below), capital lease payments of $1 million and satellite performance incentive payments of $1 million.

Cash used by financing activities for the three months ended June 30, 2009 was $9 million, primarily due to repayment on our Revolving Facility and scheduled principal payments on our Canadian Term Loan Facility and U.S. Term Loan Facility of $30 million, capital lease payments of $1 million and satellite performance incentive payments of $2 million.  This was partially offset by borrowings against the Revolving Facility of $24 million.

Cash used by financing activities for the six months ended June 30, 2010 was $19 million and was due to the scheduled principal payments on our Canadian Term Loan Facility (as defined below) and U.S. Term Loan Facility (as defined below) of $15 million, capital lease payments of approximately $2 million and satellite performance incentive payments of $3 million.

Cash used by financing activities for the six months ended June 30, 2009 was $21 million, primarily due to repayment on our Revolving Facility and scheduled principal payments on our Canadian Term Loan Facility and U.S. Term Loan Facility of $38 million, capital lease payments of $4 million and satellite performance incentive payments of $3 million.  This was partially offset by borrowings against the Revolving Facility of $24 million.

Liquidity

A large portion of our annual cash receipts are reasonably predictable because they are primarily derived from an existing backlog of long-term customer contracts and high contract renewal rates. We believe our cash flow from operations, in addition to cash on hand and available credit facilities, will be sufficient to provide for our capital requirements and to fund our interest and debt payment obligations for the next twelve months.

The construction of Telstar 14R, Nimiq 6 and Anik G1, as well as any other satellite replacement or expansion program will require significant capital expenditures.  Where economically feasible, we may choose to invest in new satellites to utilize available orbital slots and further grow our business. Cash required for current and future satellite construction programs will be funded from some or all of the following: cash and short-term investments, cash flow from operations, cash flow from customer prepayments or through borrowings on available lines of credit under the Credit Facility.  In addition, we may sell certain satellite assets, and in accordance with the terms and conditions of our Credit Facility, reinvest the proceeds in replacement satellites or pay down indebtedness under that Credit Facility.  Subject to market conditions and subject to compliance with the terms and conditions of our Credit Facility and the financial leverage covenant tests therein, we may also have the ability to obtain additional secured or unsecured financing to fund current or future satellite construction.  However, our ability to access these sources of funding is not guaranteed and, therefore, we may not be able to fully fund additional replacement and new satellite construction programs.

We maintain a minimum target of approximately $25 million in cash and cash equivalents within our subsidiary operating entities for the management of our liquidity.  Our intention is to maintain at least this level of cash and cash equivalents to assist with the day-to-day management of our cash flows.  We may typically transfer funds between subsidiary entities without restriction.  Exceptions, where restrictions apply, include transfers to and from unrestricted subsidiaries, as defined in borrowing arrangements.  Transfers across international boundaries may be subject to withholding taxes or local legal restrictions, including foreign exchange controls or solvency tests governing dividends.

Debt

Telesat Canada has senior secured credit facilities (the “Credit Facility”) arranged with a syndicate of banks. The Credit Facility is guaranteed by Telesat Holdings and certain Telesat Canada subsidiaries.

The Credit Facility

The Credit Facility is secured by substantially all of our assets.  Under the terms of the Credit Facility, we are required to comply with certain covenants which are usual and customary for highly leveraged transactions, including financial reporting, maintenance of certain financial covenant ratios for leverage and interest coverage, a requirement to maintain minimum levels of satellite insurance, restrictions on capital expenditures, a restriction on fundamental business changes or the creation of subsidiaries, restrictions on investments, restrictions on dividend payments, restrictions on the incurrence of additional debt, restrictions on asset dispositions and restrictions on transactions with affiliates.  We were also required to enter into swap agreements that will effectively fix or cap the interest rates on at least 50% of our funded debt for a three year period ending October 31, 2010.  Each tranche of the Credit Facility is subject to mandatory principal repayment requirements, which, in the initial years, are generally 1/4 of 1% of the initial aggregate principal amount.

The Credit Facility consists of several tranches, which are described below.

i - Revolving Facility

The Revolving Facility is a $153 million loan facility with a maturity date of October 31, 2012.  Loans under the Revolving Facility currently bear interest at a floating rate plus an applicable margin based upon a leverage pricing grid.  The Revolving Facility currently has an unused commitment fee of 37.5 basis points that is subject to adjustment based upon a leverage pricing grid.  As of June 30, 2010, other than approximately $0.2 million in drawings related to letters of credit, there were no borrowings under this facility.

 ii - Canadian Term Loan Facility

The Canadian Term Loan Facility was initially a $200 million loan, with a maturity date of October 31, 2012.  As of June 30, 2010, $180 million of the facility was outstanding, which represents the full amount available following the mandatory repayments in 2008, 2009 and the first half of 2010.  The Canadian Term Loan Facility bears interest at a floating rate of the Bankers Acceptance borrowing rate plus an applicable margin of 275 basis points.  The required repayments on the Canadian term loan facility are $10 million for the remainder of 2010.

iii - U.S. Term Loan Facility

The U.S. Term Loan Facility was initially a US$1.9 billion ($2.0 billion) loan facility denominated in U.S. dollars with a final maturity date of October 31, 2014.  The U.S. Term Loan Facility is made up of two facilities, a US$1.8 billion U.S. Term Loan I Facility and a US$150 million U.S. Term Loan II Facility.  As of June 30, 2010, the amounts outstanding, which represents the full amounts available under these facilities were US$1.7 billion ($1.8 billion) and US$147.0 million ($156.4 million) respectively following the mandatory repayments in 2008, 2009 and the first half of 2010.  The U.S. Term Loan Facility bears interest at LIBOR plus an applicable margin of 300 basis points.

In order to hedge our currency risk over the life of the loans, we have a currency basis swap to synthetically convert US$1.1 billion of future U.S. dollar denominated payment obligations to $1.2 billion.  This currency basis swap is being amortized on a quarterly basis at ¼ of 1% of the original amount.  As of June 30, 2010, the balance of this swap was $1.2 billion and bears interest at a floating rate of Bankers Acceptance plus an applicable margin of approximately 382 basis points.

Senior Notes due November 1, 2015

The Senior Notes, in the amount of US$692.8 million ($737.1 million), bear interest at an annual rate of 11.0% and are due November 1, 2015.  The Senior Notes include covenants or terms that restrict our ability to, among other things, (i) incur additional indebtedness, (ii) incur liens, (iii) pay dividends or make certain other restricted payments, investments or acquisitions, (iv) enter into certain transactions with affiliates, (v) modify or cancel our satellite insurance, (vi) effect mergers with another entity, and (vii) redeem the Senior Notes prior to May 1, 2012, in each case subject to exceptions provided in the Senior Notes indenture.

Senior Subordinated Notes due November 1, 2017

The Senior Subordinated Notes, in the amount of US$217.2 million ($231.1 million), bear interest at a rate of 12.5% and are due November 1, 2017. The Senior Subordinated Notes include covenants or terms that restrict our ability to, among other things, (i) incur additional indebtedness, (ii) incur liens, (iii) pay dividends or make certain other restricted payments, investments or acquisitions, (iv) enter into certain transactions with affiliates, (v) modify or cancel our satellite insurance, (vi) effect mergers with another entity, and (vii) redeem the Senior Subordinated Notes prior to May 1, 2013, in each case subject to exceptions provided in the Senior Subordinated Notes indenture.

As of June 30, 2010, we were in compliance with the financial covenants of our Credit Facility and the indentures governing our 11% Senior Notes due in 2015 and 12.5% Senior Subordinated Notes due in 2017.

Debt Service Cost

An estimate of the interest expense on the Facilities is based upon assumptions of LIBOR and Bankers Acceptance rates and the applicable margin for the Credit Facility, the Senior Notes and the Senior Subordinated Notes.  Our estimated interest expense for the remainder of 2010 is approximately $128 million.

Derivatives

We have used interest rate and currency derivatives to hedge our exposure to changes in interest rates and foreign exchange rates.

We use forward contracts to hedge our foreign currency risk on anticipated transactions, mainly related to the construction of satellites and interest payments.  We have no outstanding forward contracts at June 30, 2010.

In order to hedge our currency risk, we have a currency basis swap to synthetically convert US$1.0 billion of the U.S. Term Loan Facility debt into $1.2 billion of debt.  As of June 30, 2010, the fair value of this derivative contract was a liability of $125.4 million.  Any non-cash loss (or gain) will remain unrealized until this contract is settled.  The contract is due October 31, 2014.

On November 30, 2007, we entered into a series of five interest rate swaps to fix interest rates on US$600 million of U.S. dollar denominated debt and $630 million of Canadian dollar denominated debt for an average term of 3.2 years.  On August 25, 2009, we entered into delayed-start interest rate swaps related to the $630 million of Canadian dollar denominated debt to extend their maturities to October 31, 2014.  On October 1, 2009, we entered into a delayed-start interest rate swap for an additional $300 million to fix the interest rate on Canadian dollar denominated debt from January 2011 to October 2014.  As of June 30, 2010, the fair value of these derivative contracts was a liability of $57.8 million.  Any non-cash loss (or gain) will remain unrealized until the contracts are settled.  These contracts mature on various dates between October 31, 2010 and October 31, 2014.

Capital Expenditures

We have entered into contracts for construction and launch of the Telstar 14R satellite, the Nimiq 6 satellite and Anik G1 satellite.  The outstanding commitments as of June 30, 2010 on these contracts are approximately $565 million or US$531 million. These expenditures will be funded from some or all of the following: cash and short-term investments, cash flow from operations, cash flow from customer prepayments or through borrowings on available lines of credit under the Credit Facility.

Market Risk

Credit Risk Related to Financial Instruments

Financial instruments that potentially subject us to a concentration of credit risk consist of cash and cash equivalents, short-term investments, accounts receivable, derivative assets as well as other assets. Investment of these funds is done with high quality financial institutions and is governed by our corporate investment policy, which aims to reduce credit risk by restricting investments to high-grade U.S. dollar and Canadian dollar denominated investments.

We are exposed to credit risk if counterparties to our derivative instruments are unable to meet their obligations. It is expected that these counterparties will be able to meet their obligations as they are institutions with strong credit ratings. We regularly monitor their credit risk and credit exposure.

Foreign Exchange Risk

Our operating results are subject to fluctuations as a result of exchange rate variations to the extent that transactions are made in currencies other than Canadian dollars.  The most significant impact of variations in the exchange rate is on the U.S. dollar denominated debt financing.  We are also exposed to foreign currency risk on anticipated transactions, such as the costs of satellite construction and acquisition.

Our main currency exposures as at June 30, 2010 lie in our U.S. dollar denominated cash and cash equivalents, accounts receivable, accounts payable and debt financing.

Approximately 45% of our revenue for the six months ended June 30, 2010, a large portion of our expenses and a substantial portion of our indebtedness and capital expenditures are denominated in U.S. dollars. As a result, the volatility of United States currency may expose us to foreign exchange risks. In the second quarter of fiscal 2010, as a result of the strengthening U.S. dollar, we recorded foreign exchange losses of approximately $148 million, prior to any impact on hedging instruments. For 2009, we recorded a gain of approximately $289 million for the comparable quarter, as the Canadian dollar strengthened against the U.S. dollar.

As at June 30, 2010, a 5 percent increase (decrease) in the Canadian dollar against the U.S. dollar would have increased (decreased) the Company’s net earnings by approximately $162 million and increased (decreased) other comprehensive income by $2 million.  This analysis assumes that all other variables, in particular, interest rates, remain constant.  The closing exchange rate as at June 30, 2010 was 1.0639.

Interest Rate Risk

We are exposed to interest rate risk on our cash and cash equivalents and our long-term debt, which is primarily variable rate financing.  Changes in the interest rates could impact the amount of interest we are required to pay.

Derivative Financial Instruments

We use derivative instruments to manage our exposure to foreign currency and interest rate risk.  Our policy is that we do not use derivative instruments for speculative purposes.

We use the following instruments:

•	forward currency contracts to hedge foreign currency risk on anticipated transactions, mainly related to the construction of satellites;

•	a cross-currency basis swap to hedge the foreign currency risk on a portion of our U.S. dollar denominated debt; and

•	interest rate swaps to hedge the interest rate risk related to debt financing which is primarily variable rate financing.

Fair value of a financial instrument is the amount that willing parties would accept to exchange based on the current market for instruments with the same risk, principal and remaining maturity. Fair values are based on estimates using present value and other valuation methods.

These estimates are affected significantly by the assumptions for the amount and timing of estimated future cash flows and discount rates, which all reflect varying degrees of risk. Potential income taxes and other expenses that would be incurred on disposition of these financial instruments are not reflected in the fair values. As a result, the fair values are not necessarily the net amounts that would be realized if these instruments were actually settled.

The table below provides information about our derivative financial instruments and other financial instruments that are sensitive to changes in interest rates, including interest rate swaps and debt obligations, and our derivative instruments and other financial instruments that are sensitive to changes in foreign exchange rates, including currency forwards and our cross-currency basis swap.  The information is reported in Canadian dollar equivalents, which is our reporting currency.

Interest Rate Sensitivity

June 30, 2010
(CAD Equivalent in millions)
	2010	2011	2012	2013	2014	Thereafter	Total	Fair Value
Liabilities
Long-term Debt
Variable rate (CAD denominated)	10.0	90.0	80.0	-	-	-	180.0	167.4
Average interest rate	3.64%	3.88%	4.33%	-	-	-

Variable rate (USD denominated)	10.1	20.3	20.3	20.3	1,905.9	-	1,976.8	1,887.9
Average interest rate	3.53%	3.66%	3.95%	4.32%	4.72%	-

Fixed rate (USD denominated)	-	-	-	-	-	968.1	968.1	1,060.8
Average interest rate	-	-	-	-	-	11.36%	11.36%

	2010	2011	2012	2013	2014	Thereafter	Total	Fair Value
Interest Rate Derivatives
Interest Rate Swaps
Variable to Fixed (CAD notional)	-	300.0	-	-	930.0	-	1,230.0	(32.7)
Average pay rate	-	4.40%	-	-	3.28%	-
Average receive rate	-	1.13%	-	-	2.33%	-

Variable to Fixed (USD notional)	106.4	532.0	-	-	-	-	638.3	(25.1)
Average pay rate	3.79%	3.99%	-	-	-	-
Average receive rate	0.53%	0.66%	-	-	-	-

Exchange Rate Sensitivity

June 30, 2010
(CAD Equivalent in millions)
	2010	2011	2012	2013	2014	Thereafter	Total	Fair Value
On-Balance Sheet Financial Instruments
USD Functional Currency
Assets
Derivative Assets (Cross currency basis swap)	6.1	12.2	12.2	12.2	1,150.8	-	1.193.6	(125.4)

Liabilities
USD denominated long-term debt
Variable rate (USD denominated)	10.1	20.3	20.3	20.3	1,905.9	-	1,976.8	1,887.9
Average interest rate	3.53%	3.66%	3.95%	4.32%	4.72%	-

Fixed rate (USD denominated)	-	-	-	-	-	968.1	968.1	1,060.8
Average interest rate	-	-	-	-	-	11.36%	11.36%

Non-GAAP Measures

Consolidated EBITDA for Covenant Purposes

Under the terms of our Credit Facility, we are required to comply with certain financial ratio maintenance covenants.

Telesat’s Consolidated EBITDA for Covenant Purposes is defined as income (loss) before the deduction of income taxes for Telesat Holdings and Restricted Subsidiaries plus interest expense, depreciation expense, amortization expense, extraordinary losses and unusual and non-recurring charges, non-cash charges, losses on asset dispositions, any expenses or charges incurred in connection with any issuance of debt, any impairment charges or asset write off, foreign withholding taxes paid or accrued, non-cash charges related to stock compensation expense and consulting fees payable to Loral in mezzanine securities.  Additional sums which may be added include collections on sales-type leases, and further adjustments made to revenues which may have been earned by satellites that have been subject to an insured loss.  Deductions which are made in calculating Telesat’s Consolidated EBITDA for Covenant Purposes include extraordinary and non-recurring gains, non-cash gains, gains on asset sales and gains on sales-type leases, unless collected during the period.  Further adjustments are made to account for income from Unrestricted Subsidiaries, and currency gains and losses (including gains or losses on derivative contracts).

Consolidated EBITDA for Covenant Purposes is not a presentation made in accordance with GAAP, is not a measure of financial condition or profitability, and should not be considered as an alternative to (1) net income (loss) determined in accordance with GAAP or (2) operating cash flows determined in accordance with GAAP.  Additionally, Consolidated EBITDA for Covenant Purposes is not intended to be a measure of free cash flow for management’s discretionary use as it does not include certain cash requirements for such as interest payments, tax payments and debt service requirements.  We believe that the inclusion of Consolidated EBITDA for Covenant Purposes herein is appropriate to provide additional information concerning the calculation of certain financial covenants in the Credit Facility and the indentures governing the Senior Notes and Senior Subordinated Notes.  Consolidated EBITDA for Covenant Purposes is a material component of these covenants.  Non-compliance with the financial ratio maintenance covenants contained in our Credit Facility could result in the requirement to immediately repay all amounts outstanding, while non-compliance with the debt incurrence ratio contained in the indentures governing the Notes would prohibit us from being able to incur additional indebtedness other than pursuant to specific exceptions.  Because not all companies use identical calculations, this presentation of Consolidated EBITDA for Covenant Purposes may not be comparable to other similarly titled measures of other companies.  We believe the disclosure of the calculation of Consolidated EBITDA for Covenant Purposes provides information that is useful to an investor’s understanding of our liquidity and financial flexibility.

The following is a reconciliation of earnings (loss) before income taxes, which is a GAAP measure of our operating results, to Consolidated EBITDA for Covenant Purposes, as defined in our indentures and Credit Facility agreements (our “debt agreements”) and the calculation of the ratio of net debt to Consolidated EBITDA for Covenant Purposes, and interest expense to Consolidated EBITDA for Covenant Purposes as defined in our debt agreements.  The terms and related calculations are defined in our debt agreements, copies of which are publicly available.

	Twelve Months Ended June 30, 2010	Year Ended December 31, 2009
(in CAD $ millions)

Earnings before income taxes	270.0	419.0
Less: impact of unrestricted subsidiary	1.0	0.9
Consolidated earnings for Covenant Purposes	271.0	419.9
Plus:
Interest expense (note 1)	263.6	271.3
Depreciation expense (note 1)	198.0	198.2
Any impairment charge or asset write-off and amortization of intangibles arising pursuant to FASB No. 141	55.0	54.2
Any loss from the early extinguishment of indebtedness or hedging obligations on other derivative instruments	138.2	134.4
Other	16.7	23.1
Less:
Any income from the early extinguishment of indebtedness or hedging obligations on other derivative instruments	(44.2)	-
Currency translation losses (gain)	(278.6)	(500.7)
Other	(41.9)	(40.9)
Consolidated EBITDA for Covenant Purposes	577.8	559.5

Note 1: Interest and depreciation expense for covenant purposes exclude certain specific expenses as defined in the agreement and as a result does not reconcile to the financial statement line items.

Consolidated Total Debt  for Covenant Purposes

Consolidated Total Debt for Covenant Purposes is a non-GAAP measure.  We believe that the inclusion of Consolidated Total Debt for Covenant Purposes herein is appropriate to provide additional information concerning the calculation of certain financial covenants.  We believe the disclosure of the calculation of Consolidated Total Debt for Covenant Purposes provides information that is useful to an investor’s understanding of our compliance with certain important financial covenants.

The following is a reconciliation of our Consolidated Total Debt for Covenant Purposes to Debt Financing:

	As at June 30, 2010	As at December 31, 2009
(in $ millions)
U.S. dollar denominated debt
U.S. Term Loan I (USD$)	1,711.1	1,719.9
U.S. Term Loan II (USD$)	147.0	147.7
Senior Notes (USD$)	692.8	692.8
Senior Subordinated Notes (USD$)	217.2	217.2
	2,768.1	2,777.6
Foreign exchange adjustment	176.8	147.8
Subtotal (CAD$)	2,944.9	2,925.4
Debt issuance costs	(67.4)	(73.1

CAD denominated debt
Canadian Term Loan	180.0	185.0
Revolving facility	-	-
Other debt financing	-	-
Debt financing	3,057.5	3,037.3

(in CAD $ millions)
Debt financing	3,057.5	3,037.3
Adjustment for Covenant Purposes:
Unrestricted subsidiary	(19.8)	(20.0)
Debt issue expense	67.4)	73.1
Capital leases	19.8)	21.3
Cross currency basis swap adjustment	100.3	111.9
Other	0.2	0.3
Cash (adjusted for unrestricted subsidiaries)	(195.3)	(154.2
Consolidated Total Debt for Covenant Purposes	3,030.1	3,069.7

Interest Expense for Covenant Purposes

Interest Expense for Covenant Purposes is a non-GAAP measure.  We believe that the inclusion of Interest Expense for Covenant Purposes herein is appropriate to provide additional information concerning the calculation of certain financial covenants.  We believe the disclosure of the calculation of Interest Expense for Covenant Purposes provides information that is useful to an investor’s understanding of our compliance with certain important financial covenants.

The following is a reconciliation of our consolidated interest expense for covenant purposes to interest expense:

	Twelve Months Ended June 30, 2010	Year Ended December 31, 2009
(in CAD $ millions)

Interest expense	265.6	273.6

Adjustment for Covenant Purposes:
Capitalized interest	10.5	19.4
Dividends on preferred shares	(13.5)	(13.5)
Amortization of financing costs	(13.1)	(12.7)
Cash interest income	(1.2)	(0.7)
Other	-	5.4
Effect of unrestricted subsidiary	(2.0)	(2.3)
Interest expense for Covenant Purposes	246.3	269.2

As of June 30, 2010, Telesat’s Consolidated Total Debt to Consolidated EBITDA for Covenant Purposes ratio, for credit agreement purposes, was 5.24:1, which was less than the maximum test ratio of 7.5:1.  The Consolidated EBITDA for Covenant Purposes to Consolidated Interest Expense ratio, for credit agreement compliance purposes, was 2.35:1, which was greater than the minimum test ratio of 1.35:1.

Critical Accounting Estimates

The preparation of financial statements in accordance with Canadian GAAP requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the amounts of revenue and expenses reported for the period.  Actual results could differ from estimates.  Some of the most significant estimates impact: revenue, satellites, property and other equipment, finite life intangible assets, goodwill, contingencies and income taxes.  For more details on these estimates please refer to the management’s discussion and analysis of financial condition and results of operations contained in Telesat Canada’s Form 20-F for the period ended December 31, 2009 filed with the SEC.

Accounting Standards

Changes in Accounting Policies

The Company has prepared the unaudited interim consolidated financial statements in accordance with Canadian generally accepted accounting principles (“GAAP”) applicable to interim consolidated financial statements. These financial statements should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2009.

There were no new accounting policies adopted in the current fiscal quarter.

International Financial Reporting Standards

In May 2007, the CICA published an updated version of its ‘‘Implementation Plan for Incorporating International Financial Reporting Standards (‘‘IFRS’’) into Canadian GAAP’’.   This Plan will result in having publicly accountable enterprises being fully converged with IFRS as issued by the International Accounting Standards Board over a transitional period to be complete by 2011. As an SEC foreign private issuer, the Company has the option of adopting IFRS or moving to U.S. GAAP.  We have decided to adopt IFRS with a transition date of January 1, 2010, and we will be required to report using the IFRS standards effective for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011, the date we have selected for adoption.

New pronouncements are expected to be issued during this transitional period and as a result, the IFRS as at the transition date are expected to differ from their current form.  In August 2008, the SEC issued a proposed ‘‘road map’’ that would permit certain United States reporting issuers to use IFRS for their filings.  In February 2010, the SEC announced that a decision on whether to incorporate IFRS into the United States financial reporting system will be made by 2011, at which time an updated timeline for this implementation will be announced.  With this revised timeline, it is unlikely that the usage of IFRS by United States reporting issuers would occur before 2015.

We commenced our IFRS conversion project during 2009 and established a formal project governance structure, including an IFRS Steering Committee.  The IFRS Steering Committee consists of senior management members from finance, treasury and investor relations, information technology and legal. The IFRS Steering Committee meets on a regular basis to monitor the progress of the project and make critical decisions in the transition to IFRS.  An external advisor has also been engaged to work with our dedicated project team to complete the conversion project.

Planning and Governance

The conversion project has several phases that have to be completed in order to begin reporting under IFRS:

-	Initial assessment and scoping phase, including the identification of significant differences between existing Canadian GAAP and IFRS with respect to our relevant circumstances;

-
Analysis phase, including analysis of the impact of significant differences between existing Canadian GAAP and IFRS relating to our current accounting policies and the impact on our information technology, internal control over financial reporting, disclosure controls and procedures, training requirements and business activities;

-	Accounting policy selection phase, including the identification, evaluation and selection of the specific accounting policies available under IFRS; and

-	Embedding phase, which will integrate our accounting policy selections into our underlying financial system and processes.

Initial Assessment and Scoping Phase

We have completed the initial assessment and scoping phase. The objective of the initial assessment and scoping phase was to identify the significant differences between IFRS and Canadian GAAP that could be significant to the Company, to develop a formal project plan, and identify the internal stakeholders and areas of the Company that may be affected by the conversion to IFRS.

Analysis and Accounting Policy Selection Phases

The objective of these two phases is to evaluate the differences between IFRS and Canadian GAAP that are applicable to the Company, assess the impact of the differences on the financial position of the Company, and select the accounting policies to be applied by the Company when it begins reporting under IFRS in 2011.  The analysis phase also includes our IFRS training plan, and the assessment of the impact of the identified IFRS differences on the Company’s contractual and compensation arrangements, as well as the impact on our internal control over financial reporting and disclosure controls and procedures.  Our analysis of the differences between IFRS and Canadian GAAP that are applicable to the Company is substantially complete, and we are in the process of reviewing our assessments with our external auditors and quantifying the impact of identified differences.   It is expected that the analysis and accounting policy selection phases of the project will be completed in the third quarter of 2010.  The status of each of the key activities as of the date of this report is summarized below.

First-Time Adoption of IFRS

Our financial statements for the year ended December 31, 2011, including comparative amounts for 2010, will be prepared in accordance with IFRS.  IFRS 1, First-Time Adoption of International Financial Reporting Standards, generally requires that IFRS be applied on a retrospective basis in the opening balance sheet as at January 1, 2010.  IFRS 1 also provides certain mandatory exceptions and elective exemptions to retrospective application.  We expect that our IFRS 1 elections will be approved by senior management in the third quarter of 2010, once we have completed our analysis of and quantified the financial statement impact of each exemption.

Accounting Policies under IFRS

As we complete our analysis of IFRS and the comparison of our accounting policies under Canadian GAAP, we are identifying a number of differences.  Many of these differences are not expected to have a significant impact on our financial position or results of operations; however at this stage of the project, we are in the process of quantifying the impact of these differences.

A summary of the significant differences between Canadian GAAP and IFRS and accounting policy choices that are applicable to Telesat are summarized below.  In addition to the differences noted between IFRS and Canadian GAAP, IFRS requires more extensive financial statements disclosures in many cases.
This summary should not be regarded as a complete list of the changes that will result from the transition to IFRS, but rather, is intended to highlight the areas we believe to be the most significant.

Impairment of Assets

Asset impairments are identified and measured using a one-step approach under IAS 36, Impairment of Assets, whereby the carrying value of the assets is compared to the greater of their fair value less costs to sell and their value-in-use (discounted future cash flows).   In comparison, asset impairments are identified under Canadian GAAP by comparing the carrying value of the assets to their associated undiscounted future cash flows.  The carrying value of the assets, other than goodwill and indefinite lived intangible assets, is only compared to the fair value of the assets under Canadian GAAP if the carrying value exceeds the undiscounted future cash flows of the asset or group of assets.   A significant IFRS conversion difference has been identified, however quantification of the difference has not yet been finalized and approved.

In addition under IFRS, unlike Canadian GAAP, impairments of assets, other than goodwill and indefinite lived intangible assets, may be reversed in future periods if the circumstances that led to the original impairment change such that the previously calculated impairment is reduced or eliminated.   A significant IFRS conversion difference has been identified, however quantification of the difference has not yet been finalized and approved.

Amortization of Satellites, Property and Other Equipment

IAS 16, Property, Plant and Equipment, requires that property, plant and equipment be accounted for on a component basis.  The useful life of each significant component must be separately identified.  It is our accounting policy under Canadian GAAP, and will continue to be our accounting policy under IFRS, to amortize our satellites, property and other equipment using the straight-line method over their estimated useful lives.  Under Canadian GAAP, in some cases we have grouped assets and amortized these assets over the estimated average useful life of the asset group.  Under IFRS, where these assets are significant, they will be componentized and assigned a specific useful life, and will be amortized on an individual basis.   We do not expect this difference to have a significant impact on amortization expense.

Provisions

Under IFRS, provisions are recorded when an outflow of resources is probable, which is lower than the “likely” threshold under Canadian GAAP.  In addition, there are differences in the methodologies for estimating provisions under IFRS, and there is no exemption from the recognition of constructive liabilities for asset retirement obligations and restructuring liabilities as there is under Canadian GAAP.    We do not expect these differences to have a significant impact on our recognition and measurement of provisions or disclosures of contingencies.

Employee Benefits

IAS 19, Employee Benefits, provides an accounting policy choice for the recognition of actuarial gains and losses relating to our defined benefit pension plans.  Such actuarial gains and losses may be accounted for under the corridor approach, which is our accounting policy under Canadian GAAP, or they may be recorded directly to equity with no impact on earnings or directly in earnings in the period in which they are incurred.   Under IFRS, we plan to record our actuarial gains and losses relating to our defined benefit pension plans directly to equity with no impact on earnings in the period in which they occur.    We are still in the process of quantifying the impact of this change in accounting policy.

Share-based Payments

Under IFRS 2, Share-based Payments, the graded vesting method, under which each installment is recognized as a separate stock option grant, must be used for the recognition of share based compensation cost.  This will result in more compensation expense being recognized earlier in the vesting period, compared to the Canadian GAAP approach which allowed compensation expense to be amortized on a straight-line basis over the vesting period.  It is expected that the impact of this difference on transition will be a decrease to retained earnings and an increase to contributed surplus. A significant IFRS conversion difference has been identified, however quantification of the difference has not yet been finalized and approved.

Foreign Currency Translation

IAS 21, The Effects of Changes in Foreign Exchange Rates, provides more explicit guidance than Canadian GAAP with respect to the primary and secondary indicators of the functional currency of an entity.   We expect that this will result in a change in the functional currency of certain of our foreign subsidiaries and we are in the process of quantifying this impact.

Leases

As compared to Canadian GAAP, IAS 17, Leases, does not provide the same quantitative measures to determine the classification of a lease.  As a result, the classification of a lease is based solely on the substance of the transaction and the transfer of the risks and rewards of ownership of the leased asset.   We are still assessing whether this difference will impact the classification of any of our leases on transition to IFRS.

Income Taxes

The most significant impact of IAS 12, Income Taxes, on Telesat will be the tax impact on accounting policy decisions, and other differences between Canadian GAAP and IFRS resulting from other IFRS standards.  We are in the process of quantifying this impact.

Training

Detailed formal IFRS training has been provided to all finance employees who are involved in the IFRS convergence project or who will be directly responsible for accounting under IFRS after the transition.    Formal training has also been provided to Telesat’s audit committee.  In addition, general IFRS training will be provided to a broader group of finance employees, and employees from other areas of the Company who will be impacted by IFRS.  This training will be completed by the fourth quarter of 2010.

Contractual and Compensation Arrangements

A preliminary assessment of the impact of IFRS differences on the Company’s financial covenants has been completed and the impact is not expected to be significant; however a final assessment will be completed once all IFRS differences have been quantified.  The assessment of the impact of IFRS differences on the Company’s compensation arrangements will be completed by the end of the third quarter of 2010.

Internal Control over Financial Reporting and Disclosure Controls and Procedures

The implications of IFRS differences on the Company’s internal control over financial reporting are identified during the assessment of each IFRS standard, and the resulting process changes will be evaluated by the Company’s Control Compliance group as they are implemented throughout 2010.

The Company began making MD&A disclosures in December 2009 related to our conversion to IFRS and will continue to provide updated disclosures on a quarterly basis as the project progresses throughout 2010. Please refer to the management’s discussion and analysis of financial condition and results of operations contained in Telesat Canada’s Form 20-F for the period ended December 31, 2009 filed with the SEC.   The IFRS project steering committee meets on a regular basis to track the progress of the project and review the impact of the identified differences between IFRS and Canadian GAAP on our financial position, financial statement disclosures, and MD&A disclosures.

Embedding Phase

We expect to begin the embedding phase of our IFRS implementation in the third quarter of 2010, with retrospective application to January 1, 2010.  As part of our embedding phase, we will effectively have to maintain two parallel books of account: one set will use the existing version of Canadian GAAP for reporting during the year, the second set will use the existing version of IFRS for comparative reporting to be used in 2011. The International Accounting Standards Board continues to develop the IFRS currently in place, and we continually assess the impact of these developments on our IFRS conversion plan.

Recent U.S. Accounting Pronouncements

There were no new U.S. accounting pronouncements with significant impact on the Company for the quarter ended June 30, 2010.

Item 3.     Quantitative and Qualitative Disclosures About Market Risk

See Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations, and the section “Market Risk.”

PART II.  OTHER INFORMATION

Item 1.	Legal Proceedings

We discuss certain legal proceedings in Telesat Canada's Form 20-F for the fiscal year ended December 31, 2009, filed with the United States Securities and Exchange Commission (SEC)  in the section titled "Legal Proceedings", as well as in Telesat Canada's Quarterly Report for the Three Month Period Ended March 31, 2010 furnished to the SEC on Form 6-K on May 6, 2010.  We refer the reader to that discussion for information concerning those proceedings. There have been no material developments in those proceedings since the Form 6-K was furnished to the SEC on May 6, 2010.

Item 1A.	Risk Factors

Our business and operations are subject to a significant number of known and unknown risks and uncertainties.

The most significant of the known risks are summarized in, and the reader's attention is directed to, the section titled "Risk Factors" of Telesat Canada's Form 20-F for the fiscal year ended December 31, 2009, filed with the United States Securities and Exchange Commission (SEC).  There are no material changes to those risk factors. However, in our Form 20-F under ‘Risks Related to our Business” we identify one such risk as “We are subject to significant and intensifying competition. We experience competition both within the satellite industry and from other providers of communications capacity. Our failure to compete effectively would result in a loss of revenues and a decline in profitability, which would adversely affect our business and results of operations.“  In July 2010 the Government of Canada adopted the legislative amendments proposed in its 2010 budget that exempt Canadian Satellite operators, like Telesat Canada, from certain foreign ownership restrictions under the Telecommunications Act and Radiocommunications Act. While we believe these amendments may enhance our ability to compete on a global basis, they may increase the competition we currently experience in respect of Canadian orbital slots and spectrum.  As a result of the July 2010 legislative amendments, in addition to continuing to compete with other Canadian operators, like Ciel, for the rights to Canadian orbital slots and spectrum, we may experience increased competition from non-Canadian operators for these scarce resources, which could have a material adverse effect on our business prospects.

Additional risks and uncertainties not currently known to us or that we currently deem to be immaterial may also materially adversely affect our business, financial condition or operating results.

Item 2.	Unregistered Sales of Equity Securities and Use of Proceeds

None.

Item 3.	Defaults Upon Senior Securities

None.

Item 4.	Reserved

Item 5.	Other Information

None.

Item 6.	Exhibits

Not applicable.